UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
AMENDMENT NO. 2

☒  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXHANGE ACT OF 1934

☐  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the Fiscal Year Ended __________________

☐  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For transition period from __________________ to __________________

Commission File Number: 0-51082

DITTYBASE TECHNOLOGIES INC.
(Exact name of Company as specified in its charter)

Not Applicable
(Translation of Company’s name into English)

Alberta, Canada
(Jurisdiction of Incorporation or Organization)

Suite 102, 31 Bastion Square, Victoria, BC, Canada V8W 1J1
(Address of Principal executive office)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
Not Applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act:
Common Shares, Without Par Value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

Number of outstanding shares of each of the Company’s classes of capital or common stock as of June 20, 2005:
17,717,243 Common Shares Without Par Value

Indicate by check mark whether the Company (1) has filed all reports required to be filed by Section 13 or 15(d) of the
Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Company was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:
Yes:   ☐     No:  ☐

Indicate by check mark which financial statement item the Company has elected to follow:
Item 17 ☑    Item 18  ☐

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the Company has filed all documents and reports required to be filed by Section 12, 14 or 15(d) of the Securities Exchange Act of 1934 subsequent tot he distribution of securities under a plan confirmed by court.
Yes:  ☐      No:  ☐

INFORMATION TO BE INCLUDED IN THE REPORT

Convention

In this Form 20-F all references to "Canada" are references to The Dominion of Canada. All references to the "Government" are references to the government of Canada. Unless otherwise noted all references to “common shares”, "shares" or "common stock" are references to the common shares of the Company.

In this document, all references to "SEC" or “Commission” are reference to the United States Securities and Exchange Commission. References to "$", "Cdn Dollars", or "Cdn$" are to the currency of Canada, and all references to "US Dollars" or "US$" are to the currency of the United States of America. Solely for the convenience of the reader, this Form 20-F contains translations of certain Cdn Dollar amounts into US Dollars at specified rates.

Item 1.                    IDENTITY OF DIRECTORS SENIOR MANAGEMENT AND ADVISORS

A.           Directors and Senior Management

The names, business addresses and functions of the Company's directors and senior management are as follows:

TIM DANIELS
Suite 102, 31 Bastion Square
Victoria, BC V8W 1J1

*Mr. Daniels has been President, Chief Financial Officer and a director of the Company since July 1999.

LANCE LANDIAK
Suite 102, 31 Bastion Square
Victoria, BC V8W 1J1

*Mr. Landiak has been Vice-President of Business Development and a director of the Company since July 1999.

BRUCE URQUHART
92 SW 35 Ave.
Boynton Beach, Florida 33435

*Mr. Urquhart has been a director of the Company since March 2000.

MIKE KNUTSEN
Suite 102, 31 Bastion Square
Victoria, BC V8W 1J1

Mr. Knutsen has been with the Company since July 1999, and is Vice-President of Product Management.

BLAKE FALLIS
Suite 102, 31 Bastion Square
Victoria, BC V8W 1J1

Mr. Fallis has been Vice-President of Corporate Development of the Company since July 1999.

DUANE MILLER
Suite 102, 31 Bastion Square
Victoria, BC V8W 1J1

Mr. Miller has been the Vice-President of Operations of the Company since July 2002.

* Denotes member of the Audit Committee

The directors’ terms of office expire at the Company’s annual general meeting each year.

B.           Advisors

The following are the names and addresses of the Company’s principal bankers and legal advisors with which the Company has a continuing relationship:

The Company’s principal banker is the Royal Bank of Canada, Main Branch – Victoria, located at 1079 Douglas Street, Victoria, BC, Canada V8W 2C5 and the Royal Bank of Canada, Main Branch – Edmonton, located at 10107 Jasper Avenue, Edmonton, Alberta, Canada T5J 1W9.

The legal advisers for the Company are:

(a)	Chamberlain Hutchison, Lawyers, of Suite 1310, 10025 102A Avenue, Edmonton, Alberta T5J 2Z2.
(b)	Maitland & Company, Lawyers, of Suite 700, 625 Howe Street, Vancouver, BC V6C 2T6.

C.           Auditors

The auditors for the Company are Amisano Hanson, Chartered Accountants, of Suite 604, 750 West Pender Street, Vancouver, BC V6C 2T7. The auditors are members of the Institute of Chartered Accountants of British Columbia.

D.           Sponsor

The Company’s sponsor is AEGIS Capital Corporation of 590 Madison Avenue, New York, NY 10022.

Item 2.                    OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item 3.                    KEY INFORMATION

A.           Selected Financial Data

Currency Exchange Rate Information

The rate of exchange means the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs proposed by the Federal Reserve Bank of New York. The average rate means the average of the exchange rates on the last date of each month during a year.

	2004	2003	2002	2001	2000
High Low Average for Period End of Period	$1.3970 $1.1775 $1.3015 $1.2034	$1.5747 $1.3484 $1.4615 $1.3484	$1.6003 $1.5593 $1.5597 $1.5593	$1.6034 $1.4935 $1.5494 $1.5928	$1.5583 $1.4318 $1.4854 $1.4995

The exchange rate on June 20, 2005 was $1.2512.

The high and low exchange rates for the most recent six months are as follows:

	December 2004	January 2005	February 2005	March 2005	April 2005	May 2005
High Low	1.2401 1.1856	1.2422 1.1982	1.2562 1,2294	1.2463 1.2017	1.2568 1.2146	1.2703 1.2373

Financial Information

The following table sets forth, for the periods indicated, selected financial and operating data for the Company. This information should be read in conjunction with the Company's financial statements and notes thereto. The selected financial data provided below are not necessarily indicative of the future results of operations or financial performance of the Company. The Company has not paid any dividends on its common shares and it does not expect to pay dividends in the foreseeable future.

The year end financial statements of the Company have been audited by Amisano Hanson, independent chartered accountants. They are maintained in Canadian dollars, and have been prepared in accordance with accounting principles generally accepted in Canada. Comparison of Canadian GAAP and United States GAAP are set forth in the notes to the financial statements.

	Years Ended December 3 (Audited) (Cdn$)
	2004	2003	2002	2001	2000
Amounts in Accordance with Canadian
GAAP (presented in Canadian dollars):
   Total Assets
   Net working capital
   Share capital
   Shareholders’ equity
   Loss (from operations)
   Loss per share (basic and diluted)
   Weighted average number of
common shares (basic and diluted)	238,565 (1,203,056) 2,920,294 (1,161,930) (287,587) (0.02) 15,179,309	72,857 (1,317,120) 2,507,558 (1,275,919) (455,229) (0.03) 13,171,936	225,995 (1,157,129) 2,333,289 (949,739) (1,019,875) (0.09) 11,294,297	1,200,214 (1,267,716) 1,957,443 (138,613) (1,066,994) (0.10) 10,375,648	677,231 (75,525) 1,605,248 510,784 (801,774) (0.12) 6,548,095
Amounts in Accordance with US
GAAP (presented in Canadian dollars):
   Total Assets
   Net working capital
   Share capital
   Shareholders’ equity
   Loss (from operations)
   Loss per share (basic and diluted)
   Weighted average number
of common shares (basic and diluted)	238,565 (1,203,056) 2,920,294 (1,161,930) (289,748) (0.02) 15,179,309	72,857 (1,317,120) 2,507,558 (1,275,919) (461,469) (0.03) 13,171,936	225,995 (1,157,129) 2,333,289 (949,739) (1,017,849) (0.09) 11,294,297	1,200,214 (1,267,716) 1,957,443 (138,613) (1,066,994) (0.10) 10,375,648	677,231 (75,525) 1,605,248 510,784 (801,774) (0.12) 6,548,095

The “Total Assets” figures contained in the above table, and in the table below, include an item described as “GST Receivable”. GST receivable is made up of value-added tax amounts incurred on Canadian expenditures that are refundable from the government of Canada. This amount is not related to other income.

The three month financial statements of the Company are unaudited. They are maintained in Canadian dollars, and have been prepared in accordance with accounting principles generally accepted in Canada. Comparison of Canadian GAAP and United States GAAP are set forth in the notes to the financial statements.

	Three Months Ended March 31 (Unaudited) (Cdn$)
	2005	2004
Amounts in Accordance with Canadian GAAP (presented in
Canadian dollars):
   Total Assets
   Net working capital
   Share capital
   Shareholders’ equity
   Loss (from operations)
   Loss per share (basic and diluted)
Weighted average number of common shares (basic and diluted)	173,282 (1,208,308) 2,985,440 (1,164,973) (68,189) (0.00) 17,283,977	138,782 1,250,295 2,662,429 1,136,422 (65,878) (0.00) 14,058,967
Amounts in Accordance with US
GAAP (presented in Canadian dollars):
   Total Assets
   Net working capital
   Share capital
   Shareholders’ equity
   Loss (from operations)
   Loss per share (basic and diluted)
Weighted average number of common shares (basic and diluted)	173,282 (1,208,308) 2,985,440 (1,164,177) 68,105 0.00 17,283,977	238,565 1,175,356 2,662,429 (1,193,511) 61,903 (0.00) 14,058,967

B.           Capitalization and Indebtedness

Capitalization

The authorized capital of the Company is an unlimited number of common shares without par value and an unlimited number of preferred shares without par value.

As of December 31, 2004, the Company had 17,225,243 common shares outstanding with a capitalization of $2,920,294. Subsequent to the year end, the Company issued a further 492,000 common shares as a result of private placements. As at June 20, 2005, the Company had 17,717,243 common shares issued and outstanding, with a capitalization of Cdn$3,028,453.

There are no preferred shares issued and outstanding.

No share purchase warrants were issued for non-cash consideration, nor separately from the issuance of common stock, and no warrants have been issued to employees or non-employees as compensation for goods and services.

Indebtedness

As at the date of this Report, the Company is indebted by way of loans made to the Company by unrelated parties ($260,918) and by related parties ($135,150). Of the unrelated party loans $38,724 bears interest at the rate of 20%. None of the unrelated party loans have any specific terms of repayment. The related parties and former employee loans are non-interest bearing and have no specific terms of repayment. The Company also has a judgment against it in the amount of $428,285 plus costs as a result of its inability to make monthly lease payments pertaining to obligations under capital leases for computer equipment, software and related warranties and support services acquired in fiscal 2001. In fiscal 2002 the equipment was repossessed by the lessor and the warranties and support services were terminated. The amount of the judgment has been accrued by the Company and is included in accounts payable.

C.           Reasons for the Offer and Use of Proceeds

Not applicable.

D.           Risk Factors

The following risks relate specifically to the Company's business and should be considered carefully. As the Company is in its development stage the occurrence of any one or more of the events outlined under this section could have severe consequences on the Company's business, financial condition and results of operations, including cessation of operations or bankruptcy.

(a)           The Company’s business is in its early stages and has a limited customer base.

After the Company’s inception in 1999 it developed and implemented an on-line service to enable customers to acquire digitized production music as required by entertainment, advertising and corporate markets. In December 2001 the Company experienced major layoffs as a result of its inability to raise sufficient operating capital, due mainly to market conditions in the technology sector at the time. In June 2002 the Company’s website ceased to function, along with the online version of the client application in October 2002. The Company has only recently re-launched its application on the Dittybase.com website. It has a limited customer base and is reliant on its ability to maintain its website. Due to the inability of the Company to meet the lease obligations on its server equipment from October 2002 to December 2004, it was unable to maintain its full site functionality and, as a result, sales were impacted as the Company had to rely largely on manual sales instead of internet sales.

(b)           The Company is reliant on attracting new content and content partners

In order to continue to provide content that is current and to grow the inventory of music available for license, thus appealing to a broader market, the Company must continue to attract new partners with content which is suitable. The Company is also reliant on existing partners renewing their terms. The Company current has approximately 45,000 cuts of music from 12 music libraries. There are approximately 600 music libraries worldwide, of which 60 own content which the Company considers to be of the highest quality and which command the majority of the license market. The Company will need to continue to attract this level of partner to build on its 12 existing libraries. Continued growth of its content available for license, and the ability of the Company to encode or prepare the music for hosting on its site and its customer base, are largely reliant on sufficient capital and the willingness of the libraries and the user market to adopt the Company’s technology, website application and business model.

(c)           Doubt about the Company’s ability to continue as a going concern.

The Company’s continued existence is dependent upon its ability to raise substantial capital, maintain adequate financing arrangements and to generate profitable operations in the future. Failure of one or more of these events could have severe consequences on the Company's business, financial condition and results of operations including cessation of operations or bankruptcy. Since its inception, the Company has generated incidental revenues totalling approximately $89,500. Significant losses have been experienced since the Company’s inception. The Company had a working capital deficiency of Cdn$1,208,308 as at March 31, 2005. Note 1 to the Company’s audited consolidated financial statements for the year ended December 31, 2004 contain the following statement: “The consolidated financial statements have been prepared using Canadian generally accepted accounting principles applicable for a going concern which assumes that the Company will be able to realize its assets and discharge its liabilities in the ordinary course of business for the foreseeable future. As at December 31, 2004, the Company has not yet achieved profitable operations and has a working capital deficiency of $1,203,056, which is not sufficient to meet its planned business objectives or fund expenditures and ongoing operations for the next fiscal year. The Company has accumulated losses of $4,082,224 since its commencement. Its ability to continue as a going concern is dependent upon the ability of the Company to generate profitable operations in the future and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. The outcome of these matters cannot be predicted with any certainty at this time and raise substantial doubt that the Company will be able to continue as a going concern. These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to continue as a going concern.”

(d)           Doubt about the Company’s ability to meet its debt obligations.

As at the date of this Report, the Company is indebted by way of loans made to the Company by unrelated parties ($260,918) and by related parties ($135,150). Of the unrelated party loans $38,724 bears interest at the rate of 20%. None of the unrelated party loans have any specific terms of repayment. The related parties loans are non-interest bearing and have no specific terms of repayment. The Company also has a judgment against it in the amount of $428,285 plus costs as a result of its inability to make monthly lease payments pertaining to obligations under capital leases for computer equipment, software and related warranties and support services acquired in fiscal 2001. In fiscal 2002 the equipment was repossessed by the lessor and the warranties and support services were terminated. The amount of the judgment has been accrued by the Company and is included in accounts payable. In the event that the Company is unable to raise substantial capital, maintain adequate financing arrangements and generate profitable operations in the future, it will be unable to meet its debt obligations and its business will fail.

(e)           The Company success will be dependent upon its ability to adapt to technological advances.

The Company’s success will be dependent upon its ability to adapt to technological advances and changes in the industry. There is no assurance that the Company will be successful in its efforts in these respects. For instance, as new audio formats are introduced the Company must be able to deliver its products in these formats. In order to deal with new audio formats the Company’s download module has been developed to be adapted to new formats and to convert any format request from a wav master. The Company must also keep abreast of technological advances such as new “programming” environments that enable the Company to take advantage of new web features. The Company has kept its programmers educated on these new advances and takes advantage of them once the “new” technology has been accepted as an industry standard. As operating and database systems evolve the Company must also evolve to take advantage of new features and to maintain support on these systems. To date, the Company has been able to keep up-to-date with changes and must continue to budget funds to maintain this growth.

(f)           The Company’s business may be affected by interruptions in internet service.

Interrupted internet service would affect the Company’s ability to perform on-line sales and downloads. The Company has a back up or “lesser” internet connection as back-up in the event that this happens, to allow for temporary service. Virus/hackers are a concern when dealing with the web and in an event of a serious violation the site could be down for several days to repair the damage. The Company has firewall and security features in place to repel such attacks and/or security breaches of the system and does not store vital client credit information on line. However, in the event of any of the foregoing possibilities, the Company’s business could be temporarily interrupted and thereby affected.

(g)           The Company has incurred net losses since inception and there can be no assurance that the Company can generate substantial revenue growth, or that any revenue growth that is achieved can be sustained.

The Company has incurred net losses since inception. The Company incurred a net loss for the year ended December 31, 2004 of $287,587. This was a decrease of 37% from the net loss of $455,229 incurred for the year ended December 31, 2003. There can, however, be no assurance that the Company can generate substantial revenue growth, or that any revenue growth that is achieved can be sustained. Accordingly, there can be no assurance that the Company will achieve or sustain profitability. If the Company cannot achieve profitability or position cash flow from operating activities, it may not be able to meet its working capital requirements, which could result in bankruptcy of the Company.

(h)           The market for music licensing and related services in the broadcast industry is intensely competitive.

The market for music licensing and related services in the broadcast industry is intensely competitive. There are many companies vying for dominance in this space. The Company expects competition to persist and to intensify in the future as the markets for the Company’s products continue to develop and as additional competitors enter each of its markets. The Company’s products are the subject of intense industry interest and the Company is aware of numerous other companies that are focusing significant resources on development and marketing products and services that will compete with the Company’s products and services. Numerous releases of products and services that will compete with those of the Company can be expected in the near future. Other competitors may also emerge in these areas. To remain competitive, the Company may be forced to match prices and reduce costs. To date the Company, in its competitor research efforts (which include industry related sources such as trade magazines, periodicals, web searches, news releases and direct customer discussion and feedback) has not identified any competitor that offers as comprehensive a solution to the automation of the process for licensing music online.

(i)           To date, the Company’s electronic commerce and Internet applications have not generated any significant revenues.

To date, the Company’s electronic commerce or ability to accept credit card transactions on line and Internet applications, being the search audition and download applications, have not generated any significant revenues. The marketing of such products is just beginning. A pilot marketing phase began in May 2001 and ran until December 2004. On December 15, 2004 the Company formally began its marketing campaign, including search engine optimization, industry magazine advertising, demo CD’s and DVD’s, direct mail, white papers, contests, and internet advertising campaigns. The Company plans to release a new product line which will be called DittyNet, a self-contained, customized version of dittybase.com that provides an integrated (client/server) software solution and professional services to the Company’s distribution agents. There is no guarantee that the Company will be able to introduce these within a reasonable time frame or that such products will gain market acceptance or that, if market acceptance is achieved, the Company will be able to maintain such acceptance for a significant period of time. Neither can there by assurance that commerce over the Internet or the adoption of intranets will become widespread.

(j)           Future changes in the regulatory environment relating to the Internet access industry may affect the Company.

The Company is not currently subject to direct regulation by the federal or provincial regulatory agencies, or any other agency, other than regulations applicable to business generally. Changes in the regulatory environment relating to the Internet access industry, including regulatory changes which directly or indirectly affect Internet costs or increase the likelihood or scope of competition from regional Internet companies or others, could have a positive or an adverse effect on the Company’s business.

(k)           Fundraising.

The Company may need to raise funds through public or private debt or equity financing in the event that the Company’s estimates and capital requirements change, or prove inaccurate, or in order for the Company to respond to unanticipated competitive pressures or to take advantage of unanticipated opportunities. There can be no assurance that additional financing will be available on terms favourable to the Company, or at all. If adequate funds are not available or are not available on acceptable terms, the Company may not be able to continue its network expansion to take advantage of market opportunities, to develop new products or otherwise to respond to competitive pressures or continue to be viable. Such inability could have a material adverse effect on the Company’s business, financial condition and results of operations.

(l)           Network Infrastructure.

The Company’s operations are dependent on its ability to protect its network infrastructure against damage from fire, earthquakes, severe flooding, power loss, telecommunications failures and similar events. The failure of the Company to adequately manage service disruptions resulting from physical damage to its network, or breaches of or failures in the network’s integrity, could have a material adverse impact on the Company’s business, financial condition and results of operations.

(m)           The Company’s success will depend upon the continued services of its senior management team and its technical, marketing and sales personnel.

The Company’s success will depend upon the continued services of its senior management team: Timothy Daniels, its President, and its technical, marketing and sales personnel, Duane Miller, Vice-president of Operations, Lance Landiak, Vice-president of Business Development, and Mike Knutsen, Vice-president of Product Management. The Company’s employees may voluntarily terminate their employment with the Company at any time and competition for qualified employees in the Company’s industry is intense. The loss of the services of key personnel could have a material adverse effect upon the Company’s business, financial condition and results of operations. Programs are in place to retain and motivate employees. The Company currently does not maintain any key personnel insurance.

(n)           No dividends declared or any likely to be declared in the future.

The Company has not declared any dividends since inception, and has no present intention of paying any cash dividends on its common stock in the foreseeable future. The payment by the Company of dividends, if any, in the future, rests in the discretion of the Company's Board of Directors and will depend, among other things, upon the Company's earnings, its capital requirements and financial condition, as well as other relevant factors.

(o)           The possible issuance of additional shares may impact the value of the Company stock.

The Company is authorized to issue up to unlimited number of shares of common stock. It is the Company's intention to issue more shares to fund its operations. Sales of substantial amounts of common stock (including shares issuable upon the exercise of stock options, the conversion of notes and the exercise of warrants), or the perception that such sales could occur, could materially adversely affect prevailing market prices for the common stock and the ability of the Company to raise equity capital in the future. Virtually all funding for the Company’s operations has come from common share issuances, and, as an immediate strategy, the Company intends to raise additional working capital through private or public offerings.

The Company’s board of directors has the authority without further shareholder approval to issue preferred shares with rights superior to those currently held by its common shareholders.

(p)           As the Company is a Canadian company it may be difficult for US shareholders of the Company to effect service on the Company or to realize on judgments obtained against the Company in the United States.

The Company is a Canadian corporation. All of its directors and officers are residents of Canada and a significant part of its assets are, or will be, located outside of the United States. As a result, it may be difficult for shareholders resident in the United States to effect service within the United States upon the Company, directors, officers or experts who are not residents of the United States, or to realize in the United States judgments of courts of the United States predicated upon civil liability of any of the Company, directors or officers under the United States federal securities laws. If a judgment is obtained in the US courts based on civil liability provisions of the US federal securities laws against the Company or its directors or officers, it will be difficult to enforce the judgment in the Canadian courts against the Company and any of the Company’s non-US resident executive officers or directors. Accordingly, United States shareholders may be forced to bring actions against the Company and its respective directors and officers under Canadian law and in Canadian courts in order to enforce any claims that they may have against the Company or its directors and officers. Nevertheless, it may be difficult for United States shareholders to bring an original action in the Canadian courts to enforce liabilities based on the US federal securities laws against the Company and any of the Company’s non-US resident executive officers or directors.

(q)           Material tax consequences to US investors

See “Taxation” on page 41 for details regarding the material Canadian federal income tax consequences which apply to a holder of the Company’s common stock who is resident in the United States of America and who is not a resident of Canada, and who does not use or hold, and is not deemed to use or hold, his shares of common stock of the Company in connection with carrying on a business in Canada. Specifically, see “Other Considerations” under “Taxation” regarding information on the probability of the Company’s becoming a “passive foreign investment company” and the risks involved with such a designation.

(r)           Management of the Company can through their stock ownership in the Company influence all matters requiring approval by the Company’s stockholders.

Management of the Company own collectively, as of June 20, 2005, 4,828,188 shares being 27% of the Company's issued and outstanding shares of common stock. These stockholders, if acting together, will be able to significantly influence all matters requiring approval by the Company's stockholders, including the election of directors and the approval of mergers or other business combination transactions.

(s)           There will continue not to be a market for the Company's common stock in the United States until the Company makes an application to do so.

There will continue not to be a market for the Company's common stock in the United States until the Company's common stock is quoted on an exchange in the United States or the NASD's Over the Counter Bulletin Board. No listing application has been filed by the Company with NASD OTC but it is the Company’s intention to make such an application shortly.

The Company’s shares are illiquid and no assurance can be given that a market for the Company's common stock will be quoted on the NASD's Over the Counter Bulletin Board or elsewhere.

(t)           The Company’s common shares will be subject to “Penny Stock” rules”.

The Company’s common shares will be subject to the “penny stock rules” as defined by Rule 3a51.1 of the Exchange Act for the following reasons: (a) the Company does not have net tangible assets of at least $2,000,000; (b) has not had an average revenue of $6,000,000 for the preceding three years; and (c) has not been authorized for quotation in the National Association of Securities Dealers’ Automated Quotation system (NASDAQ). See Risk (u) below regarding the sale or transfer of the Company’s common stock by shareholders in the United States.

(u)           The sale or transfer of the Company’s common stock by shareholders in the United States will be subject to the so-called "penny stock rules."

Under Rule 15g-9 of the Exchange Act, a broker or dealer may not sell a "penny stock" (as defined in Rule 3a51-1) to or effect the purchase of a penny stock by any person unless:

(a)	such sale or purchase is exempt from Rule 15g-9;

(b)
prior to the transaction the broker or dealer has (1) approved the person's account for transaction in penny stocks in accordance with Rule 15g-9, and (2) received from the person a written agreement to the transaction setting forth the identity and quantity of the penny stock to be purchased; and

(c)	the purchaser has been provided an appropriate disclosure statement as to penny stock investment.

The SEC adopted regulations that generally define a penny stock to be any equity security other than a security excluded from such definition by Rule 3a51-1. Such exemptions include, but are not limited to (1) an equity security issued by an issuer that has (i) net tangible assets of at least $2,000,000, if such issuer has been in continuous operations for at least three years, (ii) net tangible assets of at least $5,000,000, if such issuer has been in continuous operation for less than three years, or (iii) average revenue of at least $6,000,000 for the preceding three years; (2) except for purposes of Section 7(b) of the Exchange Act and Rule 419, any security that has a price of $5.00 or more; and (3) a security that is authorized or approved for authorization upon notice of issuance for quotation on the NASDAQ Stock Market, Inc.'s Automated Quotation System.

It is likely that shares of the Company's common stock, assuming a market were to develop in the US therefor, will be subject to the regulations on penny stocks; consequently, the market liquidity for the common stock may be adversely affected by such regulations limiting the ability of broker/dealers to sell the Company's common stock and the ability of shareholders to sell their securities in the secondary market in the US.

Moreover, the Company shares may only be sold or transferred by the Company shareholders in those jurisdictions in the US in which an exemption for such "secondary trading" exists or in which the shares may have been registered.

Item 4:                    INFORMATION ON THE COMPANY

A.           History and Development of the Company

The Company was incorporated by Certificate of Incorporation issued pursuant to the provisions of the Business Corporations Act (Alberta), Canada on June 23, 1999 under the name 836030 Alberta Ltd. By Certificate of Amendment dated October 31, 2000, the Company amended its Articles to remove the “private company” restrictions. On July 26, 2001, the Company was extra-provincially registered in the Province of British Columbia. By Certificate of Amendment dated July 26, 2001, the Company amended its Articles to change its name to Dittybase Technologies Inc.

The Company has two wholly-owned Canadian subsidiaries, both incorporated pursuant to the provisions of the Business Corporation Act (Alberta): Dittybase Inc. on April 3, 1997, and The Decibel Collective Inc. on September 23, 2004.

The Company also has a wholly-owned US subsidiary, Dittybase America Inc., incorporated pursuant to the laws of the State of Delaware on March 12, 2001.

The registered and records offices of the Company, Dittybase Inc. and The Decibel Collective Inc. are located at 1310 Merrill Lynch Tower, 10205 101 Street, Edmonton, Alberta T5J 2Z2.

The head office of Dittybase America Inc. is located at 92 SW 35 Ave., Boyton Beach, Florida 33435. Its registered office is located at 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808.

Unless indicated otherwise, all references to the Company include its subsidiaries.

B.           Business Overview

Since its inception in 1999 the Company has developed and implemented dittybase.comTM, an online service that enables enterprises to acquire digitized production music and manage all processes involved in the use of production music, as required by entertainment, advertising and corporate markets.

Since December 31, 2001 the Company has generated incidental revenues of a total of approximately $89,500 entirely from external customers.

The Company acts as an agent/distributor for 12 music libraries (partners) and distributes this music through its on line hub or portal. The Company expects to continue to derive revenue chiefly from the licensing of music by way of taking a percentage of license fees per production ranging from 20-50%. The Company has located its library partner base through direct contact and presentation of its application benefits over the partners traditional distribution methods. Contract terms with partners are generally three years with a clause to automatically renew for a further three years unless notice is given by either party.

After completion of its online music licensing application in May 2001 the Company began planning to develop a software product suite, DittyNet, which will be a self-contained, customized version of dittybase.com that provides an integrated (client/server) software solution and professional services to the Company’s future distribution agents. The development of DittyNet is in its infancy. The Company also plans to continue to develop and market a line of software tools that enable enterprises to more efficiently manage acquired digitized production music.

The Company’s products manage music rights, encode, archive, search, retrieve and enable the delivery, merchandising, selling and reuse of digitized production music. The Company’s goal is to automate the process of licensing music for broadcast. The Company’s application streamlines the distribution, licensing and copyright clearance of digitized music by providing a complete line of software products and services that enable creative enterprises to acquire digitized music, as well as manage all processes involving the use of music on-line. The Company’s products encode, manage, archive, search, retrieve and enable the delivery, licensing, reuse and copyright clearance of digitized music. The traditional process involves phone and fax communication, hard copy materials, couriers, management of CD collections and multiple libraries and time zones. This labour intensive and often inefficient process costs time and money. The Company’s music licensing application allows the user to complete the process of search, audition, download, license and cue sheet reporting for royalty reporting purposes in one sitting, all within its automated application. The Company does not sell music to retail consumers, but focuses strictly on the business-to-business music market. Typical clients of the Company would include TV stations and networks, advertising agencies, film producers, corporate videographers, video game developers and web designers.

Production music is comprised of music in a variety of different styles, created and licensed specifically for use in a range of creative projects including websites, radio and television programming, films, corporate videos, commercials, live theatre, multimedia presentations, video games and computer programs

The Company has found its present client base through a program of cold calling, email communication, job postings, trade publications, referrals, search engine optimization (methods of achieving a higher search ranking), reciprocal links and web searches (people searching for music licensing services).

The Company has been financed to date by friends, family and business associates by way of a series of private placements. It is anticipated that the Company’s next phase of funding will be by way of private placements of shares of the Company through its directors and officers and/or through a registered representative authorized by the Company, to offer, on a best efforts basis, up to 6,000,000 shares at a subscription price of Cdn$0.35 per share, for a maximum of Cdn$2,100,000 prior to the quotation of its shares on the Over-the-Counter Bulletin Board.

Three Year History

From December 2000 to December 2001

In late 2000, the Company secured a US$1,500,000 line of credit with Hewlett Packard through the HP Garage Program, of which the Company utilized $621,548 towards equipment and services from HP. In May 2001, the Company released the online version of client application with search, audition, download and license capabilities. July 2001 saw the release of the client application with e-commerce. In August 2001, the Company and CBC Records, a division of the Canadian Broadcasting Corporation, announced the formation of a strategic partnership for the purpose of enhancing the exposure, and facilitating the licensing of selections from CBC Records’ music catalogue via the Company’s website “dittybase.com”. The Company’s partnership with CBC Records expired July 19, 2003. Also in August of 2001, the Company signed Cinetrax Production

Music Library (“Cinetrax”), of Los Angeles, California, whose clients include MGM, FOX and CBS as a content partner. The Company’s agreement with Cinetrax expires July 16, 2008. In October 2001, the Company experienced major layoffs due mainly to difficulty in raising sufficient capital. The Company feels this was a result of market conditions due to a technology sector correction at that time. In December 2001, the Company released its client application through Dittybase.com, for the Canadian licensing market and subsequently signed a distribution agreement with the Music People Library Inc. (“MPL”), a Canadian content provider. The distribution agreement with MPL expires November 21, 2008.

During the Year Ended December 2002

In June 2002, the Company was unable to meet its lease commitments to Hewlett Packard and as a result returned all leased equipment to Hewlett Packard. As a result of the equipment return to HP, the Company’s website ceased to function along with the online version of the client application in October 2002. Sales were impacted as the Company lost e-commerce ability and any further sales were done manually. In December 2002, the Company signed the Audio Network Library of London England, as a new content partner for distribution through Dittybase Inc. The Company’s agreement with the Audio Network Library expired on March 31, 2005.

During the Year Ended December 2003

In 2003, the Company sold music manually (without the benefit of its online client application) via File Transfer Protocol (“FTP”) or CD's. The Company concentrated its efforts on getting operating costs under control, planning the re-launch of its website and the client application, as well as implementing a new accounting system. In October the Company started the development of the Company’s exclusive media music label, The Decibel Collective (the dBcTM): During the year ended December 31, 2003 the Company issued a total of 1,317,981 shares for net proceeds of $174,269. The offering was done by way of a private placement and funds were used for general working capital.

During the Year Ended December 2004

In April 2004 The Decibel Collective was launched (www.thedbc.net). The dBc represents a collaborative global network of musicians, whose creative talent and work are available for catalogue distribution, custom scoring, music marketing and licensing services, worldwide. The dBc’s approach is to proactively market itself as both a media music label and a “boutique” service. By providing score-on-demand services in addition to a flexible and contemporary music catalogue, the dBc is taking advantage of a market niche that traditional production music suppliers may not be able to satisfy.

The Company continued to sell music manually (without the benefit of its online client application) via FTP or CD’s, and continued its efforts on getting operating costs under control and planning the re-launch of its website and the client application.

During the year ended December 31, 2004 the Company issued a total of 3,189,076 shares for net proceeds of $412,736. The share issuances were related to private placements and the exercise of warrants. The funds were used for general working capital.

The re-launch of the Company’s website and the client application occurred in December 2004.

During the Three Month Period Ended March 31, 2005

On February 16, 2005 the Company announced the signing of a one-year music licensing agreement with Movie Central, western Canada’s premium cable television network. Movie Central is a division of Corus Entertainment. Under the agreement Movie Central will utilize one-line access to the Dittybase.com in order to select theme music for Movie Central’s six channels. In addition, Movie Central will use Dittybase music for commercials across western Canadian television stations to promote viewership of Movie Central and its six themed channels, which include Movie Central, Adrenaline Drive (action, adventure), Shadow Lane (thrillers, mysteries), Heartland Road, Encore Avenue (movies from the past) and Comic Strip (comedies).

Movie Central is a 24-hour premium subscription TV service available to customers living in western Canada. The network broadcasts Hollywood blockbusters and independent films, uncut, 24/7 exclusively to homes, without commercial interruption. Movie Central is first home of HBO programming in Canada. Movie Central features High Definition and Dolby Digital content. It has also launched Canada’s first subscription video on demand service – Movie Central Express.

Corus Entertainment is a Canadian-based media and entertainment company, and is a market leader in both specialty TV and radio. Corus also owns Nelvana Limited, an internationally recognized producer and distributor of children’s programming and products. Other interests of Corus include music, television broadcasting and advertising services. The shares of Corus trade on the Toronto and New York Stock Exchanges.

The Company issued a total of 307,000 shares for net proceeds of $65,146.

Operational Overview

The Company’s operations include:

•	encoding and publishing production music content at its dittybase.com website for its search and project management systems;

•	publishing acquisition(1), marketing and distributing production music to creative professionals and organizations; and

•	providing a secure environment for the management of corporate and entertainment productions, music assets, as well as rights reporting to publishing partners and creative clients.

(1)
“publishing acquisition” means acquiring music on which the Company would own a significant portion of the publishing rights. The Company would earn residual income every time a project that includes this music is aired or performed.

The Company’s existing and planned open-architecture product line is non-proprietary, modular, portable to a number of languages and leading platforms and is designed to seamlessly integrate into customers’ existing workflow environments. The search system is designed to always provide an accurate and positive search result. The database is specifically designed so that users will never receive a “zero results found” response. The Company is the only solution provider that uses an e-commerce model which enables creators to “play first and pay later”, which is the business model that the production music industry has used since its inception.

The Company employs standard non-disclosure agreements with any person or organization with whom the Company shares its business plan or materials. These parties include potential investors, brokers, venture capital groups, business partners and advisors. Employees are bound by employment contracts.

The Company currently offers three broad solutions to its customers which it intends to expand to four solutions:

Online: The Company’s website, dittybase.comTM, connects creative enterprises in need of music with music libraries worldwide, providing a vast selection of world-class music catalogues, which is facilitated via the Company’s proprietary project management, automated music licensing and e-commerce transaction services.

Standalone: dittyROMTM provides CD and DVD-ROM solutions for creative clients within a local computer network/Intranet or limited Internet access, enabling them to search and access production music partner collections of specific libraries or distributors (in addition to integrating with dittybase.com to manage downloaded digital music on a user ’s desktop where an Internet connection is available).

The Decibel Collective (the dBcTM): Launched in the spring of 2004, this is the Company’s exclusive media music label. It is a network (collective) of artists represented for custom scoring services, catalogue distribution, music marketing and licensing services. The dBc offers content to markets that demand a high quality product that may not be provided by traditional music libraries. The Decibel Collective hand selects “free agent” artists, producers, recording engineers and sound designers from all over the world.

Digital Music Management System: dittyNETTM will essentially be a self-contained, customized version of dittybase.com that provides an integrated (client/server) software solution and professional services to the Company’s distribution agents, empowering them with a significant marketplace advantage. This technology focuses on the customer and their internal administration of music reporting and royalties vis-à-vis the Company’s exclusive international distribution agents, thus eliminating the cost and resources associated with the development of an internal infrastructure

Industry Overview

Based on the National Music Publishers Association the Company estimates that by 2008 the music publishing industry will be worth US$5.6 billion, from the following six general revenue sources that have relevance to the Company:

•	Synchronization-based licensing revenue being the right to synchronize music with visual images and voice (via the Company’s web site - dittybase.com, and DVD and CD products - dittyROM)(1)

•
Performance-based income being royalties paid by TV, film and radio broadcasters to performance rights organizations (SOCAN/ASCAP/BMI) for the public performance of music (via TV and Radio play of the Company’s music catalogues)(1)

•	Custom scoring services and publishing acquisition-based income (the dBc)(1)

•
Mechanical-based licensing income being the right to make copies of the music and master on CD soundtracks or digital downloads to the consumer (CD Soundtracks and digital downloads made available to the consumer)(2)

•	International sales (via foreign territory distribution of the Company’s technology and products)(2).

(1)	While this source is currently not realizing revenues for the Company, the Company anticipates revenue from this source once it has launched DittyNet.

(2)	This revenue source is not yet relevant to Company sales as no sales have occurred or are dependant upon the launch of DittyNet.

Revenue Sources – Actual and Potential

Actual Revenue Sources Related to dittybase.com

The Company has two customer categories: internal customers (the distribution agents that market products or content through the Company’s web site), and external customers (creative professionals, film producers, broadcasters and advertising agencies and related companies that purchase that content or product).

Internal Customers

The primary categories of internal customers are:

•	Composers, music libraries and distributors.
•	Rights reporting organizations.

External Customers

External customers are the licensees (users) of production music. The Company’s long-term focus is based on production music used in the top music publishing income territories, primarily for broadcast radio and television shows, commercials, films, Internet and corporate use.

The primary categories of external customers are:

•	Advertising agencies
•	Motion pictures
•	Digital creation
•	Broadcast radio and television
•	Video and computer games
•	Post-production studios
•	Corporations and institutions
•	Web site developers

Potential Revenue Sources Related to dittyNET

Authorized International Distribution Agents

One of the objectives of dittyNET will be to authorize and license foreign content distributors outside North America, to represent the Company’s select music catalogues using its technology and third party software tools.

Music Catalogue Development and Representation

The Company will look to media music composers, major brand corporate archives, music labels and advertising agencies that hold (have rights to or own) significant music publishing assets and acquire a portion of the publishing rights. All music licensing income will be represented exclusively through the Company’s products and technology via its international agents.

Other Potential Revenue Streams

The Company is developing (dittyNET) a system that will automate the entire music-related workflow process of large to small media-intensive companies, and enable external resources to share audio assets in a secure and controlled fashion. The Company’s open-architecture product line will be non-proprietary, modular, portable to a number of leading platforms, and designed to seamlessly integrate into customers’ existing workflow environments.

Products

The Dittybase Product Suite is comprised of five components, namely:

Four software products:

•	dittybase encoder, used to prepare tracks for the dittybase databank;

•	dittybase client, the primary product, used to search, audition and license music cuts, as well as to manage project information for a single user, or group of users;

•	dittybase rapport, used by users, libraries, music distributors and site administrators to analyze and report dittybase databank usage and activity; and

•	dittybase admin, typically used by a single network administrator to set user privileges for dittybase encoder, client and rapport,

that interact with one central core module:

•	the dittybase databank, a flexible group of data sources designed to store information for dittybase encoder, client, rapport and admin.

dittybase encoder: Music Database Data Entry Software

The dittybase encoder is used to 'encode’ or categorize music tracks according to specific criteria, and to publish them to the dittybase databank with corresponding audio samples. Intelligent tutors with audio examples and text are available from within the program to aid in accurate, detailed classification of each track according to musical style, instruments, orchestration, era, origin, version and keywords.

dittybase client: Music Database Search and Project Management Software

The dittybase client is the Company’s flagship product, designed to be the best way to find and use production music.

A fundamental advantage of the dittybase client search module over typical database search systems is 'Positive Result Searching’. By utilizing dynamic criteria filtering, the search module guarantees that any combination of available search criteria will produce music cuts for audition.

As in dittybase encoder, intelligent tutors with audio and text examples are available from within the program, to aid in searching for cuts that match specific styles, instruments, orchestrations, eras, origins, versions or keywords.

The dittybase client has several functions, arranged into modules:

•
Login/registration. This module is specifically designed for users who are using dittybase client while connected to the Internet, for users connecting to a dittybase databank via a network, or for users who are accessing dittybase client from the Dittybase web site, dittybase.com. A login/registration ensures secure access in order for dittybase client to conduct online licensing transactions. The login also allows the dittybase admin software to keep accurate logs of all user access.

•
Search and audition. This module is designed to allow a user to search the encoded cuts of music in the dittybase databank quickly and efficiently, using a wide palette of criteria. Once a possible music cut(s) has been located, the user can audition either a 30-second “soundbyte” of the cut, or a full-length sample.

Searches can be conducted using 'subjective’ criteria, such as style, keywords or tempo; by 'concrete’ criteria, such as composer, title or library track identification; or by 'theme’, a new type of search technique utilizing pre-selected 'subjective’ criteria to conveniently produce results not obtainable through any other search type.

•
Project management. The dittybase client can be used to store and manage detailed project information, including production type, air-date, producer and engineer. Search results from the search module are added to a new or existing project, where they can be marked with a variety of status flags to indicate whether they are under consideration, approved, licensed or rejected from the final project.

•
Downloading and ordering music. If the dittybase client user is connected to the Internet, or if the user is searching online at dittybase.com, he may download an approved cut for a time-limited 30-day trial, in order to begin work on a project immediately. In the event that the user is working with a standalone version of dittybase client (dittyROM), he is presented with the option of submitting an order for a compact disc directly to the library or distributor either via paper or electronically.

•
Licensing music for production use. If the dittybase client user is connected to the Internet, or if the user is searching online at dittybase.com, he may license music cuts online. In the event that an appropriate license type is not available, or if a specialty agreement - such as exclusive rights or an annual license - is required, the user may apply for such a contract directly to the library through the license module.

The dittybase databank contains up-to-the-minute pricing information and licensing agreements (entered via the dittybase rapport software) for all libraries that permit these transactions.

•
Promotion code activation. When the Company launches a number of marketing campaigns through various marketing components, it must provide each a unique “promotion code” that tells the recipient of the marketing material to go on-line and enter the promotion code to receive a special limited time offer. Different promotion codes allow the Company to track and evaluate the success of multiple marketing messages through various campaigns running through affiliates, magazines, direct mail and email in tandem. Integration of all marketing components directed to the Company’s web site is a key factor to its success.

dittybase rapport: Music Database Usage Report and Customer Management Software

The dittybase rapport software is used to track dittybase databank activity. There are four levels of rapport access, depending on the type of user:

•
User Level: This level permits user-specific reporting only, such as projects created, cuts used, licenses issued and transactions completed. The user level is also integrated into the dittybase client project module.

•
Library Level: This level is used to report all library activity, including information about music cut usage, customers and licenses. The library level also includes a contact manager of the library’s licensed customers, as well as access to the library’s price lists and licensing agreements. Information gathered at the library level can be used to more accurately target new releases and for direct marketing.

•
Distributor Level: This level provides detailed reporting across all of a distributor’s music libraries. The distributor level is primarily intended to furnish a “bird’s-eye” view of the activity within groups of libraries and their territory. User-specific access may not be required or available.

•
Site Level: This level is capable of reporting all activity at a specific installation site, and is the most comprehensive level of reporting, encompassing the privileges of the preceding three levels. This site level is available only to dittyNET installation sites and internally at Dittybase Inc.

dittybase admin: Music Database Administration Software

The dittybase admin software will typically be used by a single administrator to set up user permissions or privileges for dittybase encoder, client and rapport within a dittyNET network installation. As well, dittybase admin provides event logging for this software, for increased security within a dittyNET installation.

dittybase databank: Music Database Customizable Core Modules

The dittybase databank will not be simply a piece of software, but rather the flexible central group of data sources that stores all information from encoder, client, rapport and admin. A dittybase databank will be customized with data specific to a particular library or distributor, or left empty for later encoding in a dittyNET installation. The dittybase databank is paired with additional software and server hardware to permit digital audio streaming, digital rights management and e-commerce transactions, where required.

Pricing

The Company enables users to purchase synchronization, performance, and reproduction licenses for premium quality production music where applicable by territory.

Three-level Pricing for External Customers

The Company provides three levels of pricing for access to and use of its music content.

•
Exclusive rights contract. The Company encodes the archived music tracks of post-audio and sound  design firms, primarily for exclusive use by broadcast stations, advertising agencies and brand name corporations.

•
License for use. Music tracks are generally licensed by the number of plays per track; under a single  production, a production or program blanket agreement provides unlimited music for a single fee based on the runtime of a production; or under an annual agreement that permits a limited or unlimited use of a library’s music for the set period of time under contract (usually one year to three years).

•
Custom scoring. The Company and its network of composers provide custom music services for  specific projects. The licensees can either license the use of the music non-exclusively, buy-out a share of the publisher’s portion of the rights for exclusive use with a brand name commercial, film or TV program. Music produced by Company composers typically enters into dittybase.com for further non- exclusive licensing, depending on the publisher (owner) of the music.

Fee Structure for Music Libraries

Music libraries pay fees to the Company based on products or services provided.

dittyNET Product Suite

The Company’s dittyNET Product Suite will provide an integrated client/server software solution and digital media management services for its international distributors, in addition to media-intensive companies with private networks and in-house music libraries. Installations may be customized to meet the needs of the client.

Competition

Direct Competition

There are five significant competitors in the Company’s market, with products and/or services that are in part similar to Dittybase.

•
LicenseMusic.com - LicenseMusic.com is a San Francisco- based company with an office in Germany. The company provides music online specifically for production use, available at three price fields with rates based on usage. The majority of content at their web site is dedicated to unsigned artists with a collection of songs. The search system often adds results rather than refines what the user is looking for in a musical piece for production. It is unknown whether LicenseMusic.com uses a digital rights management system. They do not offer a digital media management system or local network solution.

•
LibraryTracks - Formed as a conglomerate of five production music libraries, LibraryTracks uses  "MusicSource" software (See "Freshground" below) to search, audition and add to projects. The problem then occurs at licensing. The user is expected to go to each separate company to download or order CDs, and then license in the traditional manner (i.e. fax, mail).

•
FirstCom - FirstCom is both a library and North American distributor, boasting over 1500 CDs of  content. FirstCom uses "MusicQuick" software, which is believed to be created specifically for them. Music may be auditioned and added to projects, however music must be acquired via CD, and uses traditional (i.e., paper) licensing methods.

•
Killertracks - Begun in 1989 and acquired by BMG Music Publishing in 1992. Killertracks now  contains a catalogue of 20,000 titles. With 47 offices in 36 countries around the world, BMG Music Publishing is one of only four multinational music-publishing groups. The Killertracks database is the same design look and feel as Librarytracks with the same features.

•	APM Music - Represents sixteen production music libraries, backed by parent companies, EMI and Zomba/Jive Records.

C.           Organizational Structure

The following diagram shows the Company and its subsidiaries, the laws under which they were incorporated and the dates on which they came into existence:

D.           Property, plant and equipment`

The Company has its executive office at Suite 102, 31 Bastion Street, Victoria, BC V8W 1J1, that consists of 1,800 square feet. The Company has entered into a lease arrangement that expires on August 31, 2009 at a cost of approximately Cdn$1,507 per month, with a renewal option.

Item 5.                    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.           Operating Results

This discussion should be read in conjunction with the audited financial statements of the Company and related notes included therein.

Operating Results of the Company

Three month period ended March 31, 2005 compared to the three month period ended March 31, 2004

The Company incurred an increase in overall expenses to $71,164 for the three months ended March 31, 2005 from $65,878 for the three months ended March 31, 2004 (an increase of $5,286), or 8.02% . There was an increase in advertising and promotion expenses from Nil in 2004 to $8,542 in 2005, which is the result of increased activity by the Company. Rent, telephone, internet and miscellaneous office expenses decreased substantially from $26,023 in the three months ended March 31, 2004 to $11,544 in 2005. This represents a decrease of 55.6%, due mostly to the Company’s change of premises. Incidental revenues of $10,764 were generated entirely from external customers. All expenses incurred during the period were with respect to external customers, except for other expenses of $7,789 to internal customers.

Fiscal year ended December 31, 2004 compared to the fiscal year ended December 31, 2003

The Company incurred a decrease in overall expenses to $287,587 for the year ended December 31, 2004 from $455,229 for the year ended December 31, 2003 (a decrease of $167,642). This represents a decrease of 37%. The most significant change from 2003 to 2004 was a decrease of amortization of $123,118 from $165,542 in 2003 to $42,424 in 2004. This represents a reduction in amortization of 74% and is the result of website costs incurred in prior years being fully amortized. Another significant change was a reduction of wages and benefits to related parties from $141,236 for the year ending December 31, 2003 to $59,575 for the year ending December 31, 2004. This reduction of $81,661 (58%) reflects an decrease in related parties employed by the company. Finally, accounting and legal fees were $18,926 for the year ended December 31, 2003 but $92,547 for the year ended December 31, 2004 reflecting costs associated with SEC filings. Website development costs are comprised of salaries allocated to the development of both the on-line application and content (audio) creation, which is the reasoning for amortization over a period of time, as set out above. Initially, the internet costs were a business development cost but they are now a fixed operation cost.

During the year, the Company expended $296,477 on general and administrative expenses as compared to $462,738 for the year ended December 31, 2003. This represents a decrease of $166,261 or 36%. Other significant items include an increase in cash to $167,617 from $3,690 as at December 31, 2003, representing an increase of $163,927 from share issuances. Other significant items include an increase of due to related parties to $394,694 from $334,509 as at December 31, 2003, representing an increase of $60,185 or 18%, as a result of delays in making payroll. The Company reported a net loss of $287,587 or $0.02 per share for the year ended December 31, 2004 compared to a net loss of $455,229 or $0.03 per share for the period ended December 31, 2003. Incidental revenues of $23,258 were generated entirely from external customers. All expenses incurred during the period were with respect to external customers, except for other expenses of $13,929 to internal customers.

Comparison of Canadian GAAP and United States GAAP as applicable to the Company’s operations

See note 15 to the audited financial statements for the year ended December 31, 2004 for a description of Canadian and United States GAAP differences as applicable to the Company’s operations.

See “Financial Information” on page 4 for differences between Canadian GAAP and United States GAAP for this period.

Fiscal year ended December 31, 2003 compared to the fiscal year ended December 31, 2002

The Company incurred a decrease in overall expenses to $455,229 for the year ended December 31, 2003 from $1,019,875 for the year ended December 31, 2002 (a decrease of $564,646). This represents a decrease of 55%. The most significant change from 2002 to 2003 was a decrease of amortization of $315,045 from $480,587 in 2002 to $165,542 in 2003. This represents a reduction in amortization of 66% and is the result of website costs incurred in prior years being fully amortized. Another significant change was a reduction of telephone and internet expense from $63,279 for the year ending December 31, 2002 to $8,033 for the year ending December 31, 2003. This reduction of $55,246 (87%) reflects a reduced web-hosting capability to reduce costs. Finally, loss on termination of capital lease was $228,285 for the year ended December 31, 2002 but $Nil for the year ended December 31, 2004.

During the year, the Company expended $478,751 on general and administrative expenses as compared to $826,235 for the year ended December 31, 2003. This represents a decrease of $347,484 or 42%. Other significant items include a reduction of capital assets to $41,201 from $207,390 as at December 31, 2002, representing a reduction of $166,189 or 80%, resulting from amortization. Other significant items include an increase of accounts payable to $974,912 from $859,909 as at December 31, 2002, representing an increase of $115,503 or 13%, as a result of delays in making payroll. The Company reported a net loss of $455,229 or $0.03 per share for the year ended December 31, 2003 compared to a net loss of $1,019,875 or $0.09 per share for the period ended December 31, 2002. Incidental revenues of $23,522 were generated entirely from external customers. All expenses incurred during the period were with respect to external customers, except for other expenses of $13,717 to internal customers.

Comparison of Canadian GAAP and United States GAAP as applicable to the Company’s operations

See note 12 to the audited financial statements for the year ended December 31, 2003 for a description of Canadian and United States GAAP differences as applicable to the Company’s operations.

See “Financial Information” on page 4 for differences between Canadian GAAP and United States GAAP for this period.

Fiscal year ended December 31, 2002 compared to the fiscal year ended December 31, 2001

The Company incurred a decrease in overall expenses to $1,019,875 for the year ended December 31, 2002 from $1,066,994 for the year ended December 31, 2001 (a decrease of $47,119). This represents a decrease of 4%. The most significant change from 2001 to 2002 was a decrease of amortization of $109,249 from $589,836 in 2001 to $480,587 in 2002. This represents a reduction in amortization of 19% and is the result of website costs incurred in prior years being fully amortized. Another significant change was a reduction of telephone and internet expense from $120,015 for the year ending December 31, 2001 to $63,279 for the year ending December 31, 2002. This reduction of $57,736 (47%) reflects a reduced web-hosting capability mid-way through the year to reduce costs. Finally, loss on termination of capital lease was $Nil for the year ended December 31, 2001 but $228,285 for the year ended December 31, 2002.

During the year, the Company expended $826,235 on general and administrative expenses as compared to $1,051,868 for the year ended December 31, 2001. This represents a decrease of $225,633 or 21%. Other significant items include a reduction of capital assets to $207,390 from $1,104,687 as at December 31, 2001, representing a reduction of $897,297 or 82%, resulting from amortization and the return of computer equipment to offset obligations under capital lease. Other significant items include an increase of accounts payable to $859,909 from $365,952 as at December 31, 2001, representing an increase of $493,957 or 135%, as a result of non-payment and termination of a capital lease. The Company reported a net loss of $1,019,875 or $0.09 per share for the year ended December 31, 2002 compared to a net loss of $1,066,994 or $0.10 per share for the period ended December 31, 2001. Incidental revenues of $17,456 were generated entirely from external customers. All expenses incurred during the period were with respect to external customers, except for other expenses of $23,161 to internal customers.

Comparison of Canadian GAAP and United States GAAP as applicable to the Company’s operations

See note 14 to the audited financial statements for the year ended December 31, 2001 for a description of Canadian and United States GAAP differences as applicable to the Company’s operations.

See “Financial Information” on page 4 for differences between Canadian GAAP and United States GAAP for this period.

Fiscal year ended December 31, 2001 compared to the fiscal year ended December 31, 2000.

The Company incurred a increase in overall expenses to $1,066,994 for the year ended December 31, 2001 from $801,774 for the year ended December 31, 2000 (an increase of $265,220). This represents an increase of 33%. The most significant change from 2000 to 2001 was an increase of amortization of $297,390 from $292,446 in 2000 to $589,836 in 2001. This represents an increase in amortization of 102% and is the result of website costs incurred during the year. For 2001 and 2002, the website costs included the development and deployment of the Company’s on-line application for licensing in Canada as well as the preparation of more audio content for the site. Another significant change was an increase of telephone and internet expense from $32,030 for the year ending December 31, 2000 to $120,015 for the year ending December 31, 2001. This increase of $87,985 (275%) reflects an expanded web-hosting capability.

During the year, the Company expended $1,051,868 on general and administrative expenses as compared to $801,774 for the year ended December 31, 2000. This represents an increase of $250,094 or 32%. Other significant items include an increase of capital assets to $1,104,687 from $586,309 as at December 31, 2000, representing an increase of $518,378 or 88%, resulting from website costs incurred during the year. Other significant items include an increase of accounts payable to $365,952 from $74,989 as at December 31, 2000, representing an increase of $290,963 (388%), as a result of expanded trade payables and the delay of payment of wages. The Company reported a net loss of $1,066,994 or $0.10 per share for the year ended December 31, 2001 compared to a net loss of $801,774 or $0.12 per share for the period ended December 31, 2001. No revenues were generated during the year. All expenses incurred during the period were with respect to external customers.

The most significant factor that has affected the Company’s operations was September 11, 2001. This occurrence made it extremely difficult to raise capital for almost a year. As a result of this the Company had to default on its lease, lay off employees and cut back on operations. Any similar occurrence would also affect the Company’s ability to move forward.

Comparison of Canadian GAAP and United States GAAP as applicable to the Company’s operations

There are no differences between Canadian GAAP and United States GAAP for this period.

Liquidity and Capital Resources

For three month period ended March 31, 2005

The Company had a working capital deficit of $1,208,308 at March 31, 2005 compared to a working capital deficit of $1,203,056 at December 31, 2004, representing an increase of less than 0.5% .

During the three months ended March 31, 2005 the Company issued a total of 307,000 shares pursuant to private placement subscriptions, for net proceeds of $65,146.

Fiscal year ended December 31, 2004 compared to the fiscal year ended December 31, 2003

The Company had a working capital deficit of $1,203,056 at December 31, 2004 compared to a working capital deficit of $1,317,120 at December 31, 2003, representing a decrease of $114,064 (9%), due primarily to increased cash realized from private placement share subscriptions and share purchase warrant exercises.

During Fiscal 2004, the Company raised $434,357 in equity, which netted the Company $400,335 of cash and $12,401 towards share commissions.

Fiscal year ended December 31, 2003 compared to the fiscal year ended December 31, 2002

The Company had a working capital deficit of $1,317,120 at December 31, 2003 compared to a working capital deficit of $1,157,129 at December 31, 2002, representing an approximate 14% increase, due primarily to increased accounts payable from delays in making payroll, and increased advances from another company.

To date, virtually all funding for the Company's business and ongoing operations has come from common share issuances. During Fiscal 2003, the Company raised $190,640 in equity, which netted the Company $174,269.

Fiscal year ended December 31, 2002 compared to the fiscal year ended December 31, 2001

The Company's cash position at December 31, 2002 was $1,178 as compared to $41,762 at December 31, 2001, representing a 97% decrease.

Capital Requirements

The Company's greatest cash requirements during the next 12 months will be for funding its business operations. As an immediate strategy, the Company intends to raise US$2 million through private placements of stock to maintain and expand its business operations. The intended use of these proceeds will be used as follows:

10% for debt reduction
20% for capital assets (computer hardware and software)
20% for operations
20% for further development of the on-line application
20% for capital lease obligations
10% for marketing and collaterals.

While the Company’s initial focus is on non-exclusive production music catalogues, the Company intends to expand its publishing interests through the acquisition of publishing rights and advances for exclusive territory representation of select artists, libraries and labels. The Company is also pursuing additional opportunities in third-party audio/video distribution applications for broadcast airing and workgroup evaluation, royalty-related market data, watermarking and wireless technologies.

However, there is no assurance that the Company will earn revenue, operate profitably or provide a return on investment to its security holders.

As at the date of this Report, the Company is indebted by way of loans made to the Company by unrelated parties ($260,918), related parties ($135,150) and a former officer of the Company ($3,500). Of the unrelated party loans $38,724 bears interest at the rate of 20%. None of the unrelated party loans have any specific terms of repayment. The related party loans are non-interest bearing and have no specific terms of repayment. The Company also has a judgment against it in the amount of $428,285 plus costs as a result of its inability to make monthly lease payments pertaining to obligations under capital leases for computer equipment, software and related warranties and support services acquired in fiscal 2001. In fiscal 2002 the equipment was repossessed by the lessor and the warranties and support services were terminated. The amount of the judgment has been accrued by the Company and is included in accounts payable.

At this time the Company has been unable to obtain bank financing. Accordingly, the Company intends to raise the capital it requires by way of private placements.

As at March 31, 2005 the Company has a lease commitment for its premises which requires minimum payments of $1,507 per month over a five year period, expiring on August 31, 2009.

In the future, the Company will need to raise additional funds in order to maintain and expand its operations, and its ability to maintain and expand operations will therefore depend upon its ability to raise these additional funds through bank borrowings, equity or debt financing. There is no assurance that the Company will be able to obtain additional funding when needed, or that such funding, if available, can be obtained on terms acceptable to the Company.

Failure to obtain such additional funding could result in delay or indefinite postponement of some or all of the Company's products and/or services to the market place or the ability to supply sufficient product and/or services to the market place on a continual and profitable basis. Any funds raised by the Company through the issuance of equity or convertible debt securities will cause the Company's current stockholders to experience dilution. Such securities may grant rights, preferences or privileges senior to those of the Company's common stockholders.

There is no assurance that the Company will earn revenue, operate profitably or provide a return on investment to its security holders.

As of the date of this Form 20-F, the Company has 17,717,243 issued and outstanding common shares and 2,246,337 outstanding share purchase warrants.

C.           Research and Development, Patents and Licenses, etc.

The Company does not have a set research and development (“R&D”) policy, and its R&D expenditures in the past three years have not been significant (2004 - $22,224; 2003 - $18,750; 2002 - $174,939). Minimal R&D was carried out between October 2001 and October 2002 and none was done from November 2002 to December 2003 due to lack of funding. From January 2004 to the present time, R&D has included development of the dBc website and content and audio content, and research on web search strategy and content creation, potential partners and competitors, tools and technology and marketing.

Mike Knutsen has recently been given the designation of Vice-President of Product Management, which encompasses R&D.

D.           Trend of Information

Production:

Dittybase

The Company currently has just over 15,000 tracks on-line. There has been no significant increase/change in production over the 2004 year. We anticipate an increase of approx 5% (750 tracks per quarter) for 2005.

dBc

Fifty DVD sets contain 12 CDs (500 tracks) of material each and 100 demo CDs promoting the dBc content.

Sales

There was little change in sales between 2003 and 2004, other than an modest increase in Canadian sales.

Based on 2005 first quarter results, the increase in Canadian sales and US sales are on par with previous quarters. The Company anticipates, due to marketing efforts, an increase of 150% to 200% from previous years.

Inventory

Dittybase

Dittybase lost two libraries in 2004 resulting in an estimated 20% reduction in inventory on-line. One of the libraries was sold, the other opted for an exclusive distribution deal with another distributor. The Company anticipates up to 3,000 new track titles to get its inventory to 18,000 titles by the end of 2005.

dBc

Fifty DVD introduction/promotional sets (Volume 1 consisting of 500 tracks) were created in 2004. An additional 500 DVD sets will be created as of June 1, 2005 to introduce Volume 2.

Order Book

Currently, the amount in the Company’s order book tends to reflect 10% of booked sales. The Company anticipates 20%, based on an increase in sales of 150% to 200% from 2004.

The Company’s average margin is 32% and average cost of goods sold is 68%. The Company does not anticipate any significant change.

Over the last year there has not been any significant change in the Company’s selling price, nor does the Company anticipate any significant change.

Uncertainties

There is an uncertainty with the Canadian Copyright Board on Tariff 22. The government of Canada may supersede contracts with online aggregators and their publishers to pay out up to 10%+ of gross sales on-line transactions/public performance of copyrighted music to SOCAN. Dittybase has taken precautions by holding 10% of all gross sales transactions in Canada. The Company is not sure of when or how much this tariff could be on its gross revenues.

Trends of the Industry

On-line transactions to obtain a music license are more readily accepted now than they were in 2001 when the Company first introduced its on-line solution. This is due to the production music marketplace actively seeking solutions to the high costs associated with the use and administration of music.

Synchronization Licensing and Publishing Revenues

The Company anticipates growth in the traditional media industry for synchronization and publishing revenue to remain consistent with previous years.

Digital Asset Management

Due to a substantial increase in the use of digitized media and the costs associated with managing the affiliated rights within the media, the Company anticipates an increase in revenues from its digital asset management application, once completed.

E.           Off-balance sheet arrangements

Not applicable

F.           Tabular Disclosure of Contractual Obligations

As at May 31, 2005, the Company had the following contractual obligations:

Contractual obligations	Payments due by period
	Total (Cdn$)	Less than 1 year (Cdn$)	1 – 3 years (Cdn$)	3 – 5 years (Cdn$)
Operating lease obligations	90,415	6,028	54,249	30,138
Demand note obligation - interest bearing(1)(2)	38,724	38,724	N/A	N/A
Demand note obligations - non-interest bearing(2)	361,076	361,076	N/A	N/A
Litigation Payable(3)	428,285	428,285	N/A	N/A

(1)	This loan bears interest at the rate of 20% per annum.
(2)	These loans are unsecured and have no specific terms for repayment.
(3)
The Company failed to make any of the required monthly lease payments pertaining to obligations under capital leases for computer equipment, software and related warranties and support services acquired in the year ended December 31, 2001. In April 2002, the lessor filed a claim against the Company in the amount of $839,321 for rental arrears and future rent. In June 2002 the computer equipment and software under the capital leases were repossessed by the lessor and the warranties and support services were terminated. The lessor obtained a judgment against the Company in the amount of $428,285 plus costs for the balance of the rental arrears and future rent. The amount of the judgment has been accrued by the Company, and is included in accounts payable.

Item 6.                    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           Directors and Senior Management

Name	Age	Position	Other Reporting Companies in Canada or the United States
			Company	Position
Tim Daniels	42	President, Chief Financial Officer and Director	Erin Ventures Inc.	President and Director
Bruce Urquhart	68	Director	Nil	Nil
Lance Landiak	34	Vice-President of Business Development and Director	Nil	Nil
Blake Fallis	44	Vice-President of Corporate Development	Nil	Nil
Mike Knutsen	35	Vice-President of Product Management	Nil	Nil
Duane Miller	44	Vice-President of Operations	Nil	Nil

The following sets out the principal occupations and related experience for the directors and senior officers of the Company over the past five years.

TIM DANIELS - Director and President and Chief Financial Officer

Mr. Daniels (42) has been a Director and President of the Company since July 1999. Prior thereto, he was the President of T.D. Daniels and Associates Ltd., a private consulting firm specializing in the financing, investor relations and corporate development of both private and public companies. Mr. Daniels has served as a board member for several Canadian publicly traded companies. Mr. Daniels graduated with a Bachelor of Commerce (major in Finance and Economics) degree from the University of Saskatchewan, College of Commerce in Saskatoon, Saskatchewan.

BRUCE URQUHART - Director

Mr. Urquhart (68) has been a Director of the Company since March 2000. Prior thereto he was the owner of Intellicard Systems Ltd. Mr. Urquhart was born and educated in Scotland, and holds a Bachelor of Science degree from Aberdeen University.

LANCE LANDIAK - Director and Vice President of Business Development

Mr Landiak (34) has been a Director and Vice-President of Business Development of the Company since July 1999. Prior thereto, he was the manager of business development of Airworks Media Inc. from 1994 to 1998.

BLAKE FALLIS - Vice President of Corporate Development

Mr. Fallis (44) has been the Vice-President of Corporate Development of the Company since July 1999. Prior thereto, he was the manager of investor relations of Erin Ventures Inc. from 1998 to 2004; Vice-President, Corporate Development of Airworks Media Inc. from 1997 to 1998; and a stock broker with Moss Lawson Co. Ltd. from 1990 to 1995. Mr Fallis attended Southern Alberta Institute of Technology from 1981 to 1983 and obtained a POFC degree in Petroleum Engineering, Plant Operation, and Process Engineering. Mr. Fallis also attended Business Administration, Sheridan College in Oakville, Ontario from 1978 to 1980.

MIKE KNUTSEN - Vice President of Product Management

Mr. Knutsen (35) is Vice-President of Product Management of the Company. Prior thereto he had been the Vice-President of Research and Development of the Company since July 1999. This designation is now included in his duties as Vice-President of Product Management. Prior to 1999, he was the owner/producer of Heads Up Music Productions from 1997 to 1998 and music editor/production coordinator of Airworks Media Inc. from 1994 to 1998. Mr. Knutsen graduated with a music degree from Grant MacEwan College in September 1994.

DUANE MILLER - Vice President of Operations

Mr. Miller (44) has been the Vice-President of Operations of the Company since July 2002. Prior thereto, he was the senior project manager for Dittybase Technologies from August 1999 to July 2002; Senior Application Consultant for Auto-trol Technology from 1996 to 1999; and an Application Engineer with Auto-trol Technology from 1986 to 1996. He attended Southern Alberta Institute of Technology from 1978 to 1980 where he studied Aviation Electronics.

None of the current Directors or Officers of the Company are, or have in the past been, directors or officers of any other reporting issuer in the United States except for Tim Daniels who has been the president and a director of Erin Ventures Inc (Symbol ERVFF) since July 2001.

Neither the Company nor any of its officers, directors or controlling shareholders has (i) been the subject of any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority, (ii) entered into a settlement agreement with a Canadian securities regulatory authority, or (iii) been subject to any other penalties or sanctions imposed by a court or regulatory authority that would likely be considered important to a reasonable investor making an investment decision.

B.           Executive Compensation

There are presently five Executive Officers of the Company namely, Tim Daniels (President), Lance Landiak (Vice-President of Business Development), Mike Knutsen (Vice-President of Research and Development), Duane Miller (Vice-President of Operations) and Blake Fallis, Vice-President of Corporate Development). “Executive Officer” means the president, any vice-president in charge of a principal business unit such as sales, finance or production, any officer of the Company or a subsidiary who performs a policy-making function for the Company whether or not that person is also a director of the Company or the subsidiary, and the chairman and any vice-chairman of the board of directors of the Company if that person performs the functions of that office on a full-time basis.

Set out below is a summary of compensation paid during the Company’s three most recently completed financial years to the Company’s Executive Officers:

Summary Compensation Table
Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compen- sation ($)
					Awards		Payouts
		Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Securities Under Options/ SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	Long Term Incentive Plan Payouts ($)
Tim Daniels President and Chief Financial Officer	2004 2003 2002	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Lance Landiak Vice-President of Business Development	2004 2003 2002	17,175(4) 11,620(4) Nil	Nil Nil Nil	4,325(1) Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Mike Knutsen Vice-President of Product Management	2004 2003 2002	6,300(4) 1,100 Nil	Nil Nil Nil	11,450(1) Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Duane Miller Vice-President of Operations	2004 2003 2002	71,425(7) 80,000(2) 40,000(3)	Nil Nil Nil	8,575(1) Nil 40,000(1)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Blake Fallis Vice-President of Corporate Development	2004 2003 2002	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Bruce Urquhart Director	2004 2003 2002	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Mike Fischer(5) Manager of Software Development	2004 2003 2002	Nil 20,417(2) 35,000(2)	Nil Nil Nil	Nil Nil 35,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Jason Stevenson(8)	2004 2003 2002	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1)	Payment for website design and development charges.
(2)	Accrued but unpaid salary.
(3)	$39,431 of this amount represents accrued but unpaid salary.
(4)	Payment of salary.
(5)	Mr. Fischer left the Company on April 15, 2003.
(6)	Accrued but unpaid website design and development charges.
(7)	$24,333 of this amount represents accrued but unpaid salary.
(8)	Mr. Stevenson was an original founder and officer of the Company. He left the Company on July 30, 2002.

See “Related Party Transactions” for details of non-interest bearing loans payable by the Company to Sausalito Enterprises Ltd., a private Turks and Caicos, BWI company owned by Tim Daniels, the Company’s president and CEO, and his wife, for a total of $36,000, to Erin Ventures Ltd., a company of which Mr. Daniels is a director, for a total of $99,150, and to Jason Stevenson, a former officer of the Company, for $3,500.

See “Share Ownership” below for details regarding the ownership of shares of the Company by the Company’s directors and officers.

There were no Executive Officers, or directors or other officers of the Company, who served during the financial years noted in the above table, whose salaries exceeded US$100,000 per year.

Options and Stock Appreciation Rights (SARs)

No options or SARS have been granted to Directors, Officers or employees of the Company. The board of Directors of the Company have not adopted a stock option plan but may do so in the future. The terms of any such plan have not been determined.

Compensation of Directors

The Company has no arrangements, standard or otherwise, pursuant to which directors are compensated by the Company for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as consultant or expert during the most recently completed financial year.

None of the Company’s directors have received any manner of compensation for services provided in their capacity as directors during the Company’s most recently completed financial year.

Long Term Incentive Plan (LTIP) Awards

The Company does not have LTIP awards pursuant to which cash or non-cash compensation is intended to serve as an incentive for performance whereby performance is measured by reference to financial performance or the price of the Company’s securities, was paid or distributed.

Defined Benefit or Actuarial Plan Disclosure

The Company has no defined benefit or actuarial plans. However, the Company’s Articles authorize the Directors, on behalf of the Company, to pay a gratuity or pension or allowance on retirement to any Director of the Company who has held any salaried office or place of profit with the Company or to his spouses or dependents and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance. No monies have been set aside by the Company for this purpose.

C.           Board Practices

The board of Directors of the Company is currently comprised of Tim Daniels, Bruce Urquhart and Lance Landiak. Each Director of the Company is elected annually and holds office until the next Annual General Meeting of Shareholders unless that person ceases to be a Director before that date. The board of Directors currently has one committee; the Audit Committee. The Audit Committee is comprised of Messrs. Daniels, Urquhart and Landiak. This Audit Committee is responsible for reviewing the Company’s financial reporting procedures, internal controls and the performance of the Company’s external auditors. The Audit Committee is also responsible for reviewing quarterly financial statements and the annual financial statements.

D.           Employees

As of June 20, 2005 the Company has five full-time employees including one in sales and marketing, one in research and development, one in financing and corporate affairs, one in operations, and one in management.

E.           Share Ownership

The following table lists as of June 20, 2005, the share ownership of all of the Company’s Directors and members of its administrative, supervisory and management bodies. The Company has only one class of shares issued and outstanding being, common shares, with no par value, and all of the common shares have the same voting rights. The Company has no incentive stock options outstanding. None of the persons named in the following table hold any warrants to purchase shares of the Company.

Name and Position	Number of Shares Held	Percentage of Shares Held (%) (1)
Tim Daniels President, Director and Chief Financial Officer	990,000(2)(6)	5.6
Lance Landiak Director and Vice-President of Business Development	1,100,000(3)	6.2
Mike Knutsen Vice-President of Product Management	1,100,000(3)	6.2
Bruce Urquhart Director	Nil	N/A
Blake Fallis Vice-President of Corporate Development	1,462,000(2)(5)	8.3
Duane Miller Vice-President of Operations	176,188(4)	<1.0

(1)	The percentage ownership is based on 17,717,243 shares outstanding as of June 20, 2005.
(2)	These shares were acquired at $0.10 per share.
(3)	These shares were acquired at $0.0001 per share.
(4)	100,000 of these shares were acquired at $0.0001 per share and 76,188 were acquired at $0.25 per share.
(5)	These shares are held in the name of Hopedale Management Inc., a private Bahamian company owned by Mr. Fallis.
(6)	These shares are held in the name of Sausalito Enterprises Ltd., a private company registered in Turks and Caicos, BWI, owned by Mr. Daniels (as to 500,000 shares) and his wife (as to 490,000 shares).

Item 7.                    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.           Major Shareholders

The Company is a privately owned Canadian company, the shares of which are owned by Canadian residents, US residents and residents of other countries. As of June 20, 2005, the following parties have ownership of 5% or greater of the Company’s common shares, all of which have the same voting rights attached thereto as all other common shares of the Company:

Name	Number of Common Shares Held	Percentage of Common Shares Held
Lance Landiak	1,100,000	6.2%
Mike Knutsen	1,100,000	6.2%
Jason Stevenson	1,128,285	6.4%
Hopedale Management Inc.(1)	1,462,000	8.3%
Richard Kearl	1,000,000	5.6%
Sausalito Enterprises Ltd.(2)	990,000	5.6%

(1)	Hopedale Management Inc. is a private Bahamian company owned by Blake Fallis, Vice-President of Corporate Development of the Company.
(2)	Sausalito Enterprises Ltd. is a private company registered in Turks and Caicos, BWI, owned by Tim Daniels, President and CEO of the Company (as to 500,000 shares) and his wife (as to 490,000 shares).

As of June 20, 2005 the Company had 122 shareholders of record of which 3,755,207 shares were held by non residents of Canada. A total of 613,283 shares of the Company are held by three U.S. residents.

Other than as disclosed above the Company is not aware of any other company, any foreign government or any other person, jointly or severally, that directly or indirectly controls the Company. The Company is not aware of any arrangements the operation of which may at a future date result in a change in control of the Company.

B.           Related Party Transactions

The Company has accounts payable to certain of its current and former officers for unpaid salaries, as follows:

For the year ended December 31, 2004	-	$24,333 to Duane Miller, Vice-President of Operations.

For the year ended December 31, 2003	-	$80,000 to Duane Miller, Vice-President of Operations; and
	-	$20,417 to Mike Fischer, a former officer.

For the year ended December 31, 2002	-	$39,431 Duane Miller, Vice-President of Operations; and
	-	$35,000 to Mike Fischer, a former officer.

In addition, the Company has accounts payable to certain of its current and former officers for unpaid website design and development charges, as follows:

For the year ended December 31, 2002: - $35,000 to Mike Fischer, a former officer.

As at March 31, 2005 the Company had non-interest bearing loans payable to Erin Ventures Inc.($99,150), to Sausalito Enterprises Ltd., a private Turks and Caicos, BWI company owned by Tim Daniels, the President and CEO of the Company, and his wife ($36,000), and to Jason Stevenson, a former employee of the Company ($3,500). Erin Ventures Inc. is a public Company which trades on the TSX Venture Exchange. Tim Daniels is a Director of Erin Ventures Inc.

C.           Interests of Experts and Counsel

Not applicable.

Item 8.                    FINANCIAL INFORMATION

A.           Consolidated Statement and Other Financial Information

See Item 17 for Audited Consolidated Financial Statements of the Company for the years ended December 31, 2004, 2003 and 2002 and Unaudited Interim Consolidated Financial Statements of the Company for the three months ended March 31, 2005.

Legal proceedings

In 2002 the Company failed to make the required monthly lease payments pertaining to obligations under capital leases for computer equipment totalling $621,548, software and related warranties and support services. In April 2002, the lessor of the equipment filed a claim against the Company in the amount of $839,321 for rental arrears and future rent. In June 2002, the computer equipment and software under the capital leases were repossessed by the lessor and support services were terminated with a balance owing of $424,607.

Other than the above the Company knows of no pending legal or arbitration proceedings including those relating to bankruptcy, governmental receivership or similar proceeding and those involving any third party against it, nor is the Company involved as a plaintiff in any material pending litigation.

The Company knows of no pending proceedings to which any director, member of senior management, or affiliate is either a party adverse to the Company or its subsidiaries or has a material interest adverse to the Company or its subsidiaries.

To the best of the Management’s knowledge, the Company has not since the date of its incorporation, declared or paid any dividends, nor does it intend to declare any dividend for the foreseeable future.

B.           Significant Changes

Since the date of the audited financial statements for the period ending December 31, 2004 there have been no significant changes except for the following:

•	On February 11, 2005 the Company issued 67,000 shares at $0.15 per share and 67,000 warrants exercisable at $0.30 per share until November 15, 2005, for proceeds of $10,050.

•
In February and March, 2005 the Company issued a total of 240,000 shares at $0.25 per share with  100,000 warrants exercisable at $0.35 per share until January 28, 2006 and 140,000 warrants exercisable at $0.35 per share until February 18, 2006 for total proceeds of $25,000.

•	On February 16, 2005 the Company signed a one-year music licensing agreement with Movie Central, western Canada’s premium cable television networks. Movie Central is a Division of Corus Entertainment.

•
During April, May and June 2005 the Company issued a total of 185,000 shares at $0.25 per share, for  total proceeds of $46,250, and 185,000 warrants exercisable at $0.35 per share until February 18, 2006.

Item 9.                    THE OFFER AND LISTING

A.           Offer and Listing Details

Not applicable.

B.           Plan of Distribution

Not applicable.

C.           Markets

The common shares of the Company are not listed on any stock exchange although it is the intention of management of the Company to seek a quotation of the Company’s common shares on the NASD's Over the Counter Bulletin Board in the near future. There will continue to be no market for the Company's common stock in the United States until the Company's common stock is quoted on the NASD's Over the Counter Bulletin Board. No assurance can be given that a market for the Company's common stock will be quoted on the NASD's Over the Counter Bulletin Board.

It is likely that shares of the Company's common stock, assuming a market were to develop in the United States, will be subject to the regulations on penny stocks; consequently, the market liquidity for the common stock may be adversely affected by such regulations limiting the ability of broker/dealers to sell the Company's common stock and the ability of shareholders to sell their securities in the secondary market in the United States.

Moreover, the Company shares may only be sold or transferred by the Company shareholders in those jurisdictions in the United States in which an exemption for such "secondary trading" exists or in which the shares may have been registered.

Pacific Corporate Trust Company, located in Vancouver, BC, Canada, will be the registrar and transfer agent for the Company’s common shares.

D.           Selling Shareholders

Not applicable.

E.           Dilution

Not applicable.

F.           Expenses of the Issue

Not applicable.

Item 10.                  ADDITIONAL INFORMATION

A.           Share Capital

Common Shares

The Company is authorized to issue an unlimited number of common shares without nominal or par value of which 17,717,243 are issued and outstanding as at June 20, 2005, as fully paid and non-assessable. There are 2,246,337 common shares reserved for issuance pursuant to outstanding share purchase warrants.

Preferred Shares

The Company is authorized to issue an unlimited number of preferred shares. The preferred shares may be issued from time to time in one or more series, each series consisting of a number of preferred shares as determined by the board of directors of the Company, up to the maximum authorized number, who also may fix the designations, rights, privileges, restrictions and conditions attaching to the shares of each series of preferred shares. The preferred shares carry no voting rights. No preferred shares have been issued to date.

The following table reconciles the number of shares of common stock issued and outstanding during the three years ended December 31, 2002, 2003 and 2004, the period ending March 31, 2005 and as at the date of this Form 20F:

Shared Issued	Number	Amount (Cdn$)
Balance at December 31, 2001	10,683,842	1,957,443
- pursuant to a private placement at $0.10	1,000,000	100,000
- pursuant to a private placement at $0.15	63,333	9,500
- pursuant to exercise of share purchase warrants at $0.15	240,500	36,075
- pursuant to exercise of share purchase warrants at $0.35	730,511	255,678
- (less issue costs)		(25,407)
Balance at December 31, 2002	12,718,186	2,333,289
- pursuant to a private placement at $0.10	670,000	67,000
- pursuant to a private placement at $0.15	510,767	76,615
- (less issue costs)		(10,726)
- pursuant to special warrants at $0.15	5,000	750
- pursuant to special warrants at $0.35	132,214	46,275

Shared Issued	Number	Amount (Cdn$)
- (less issue costs)		(5,645)
Balance at December 31, 2003	14,036,167	2,507,558
- pursuant to a private placement at $0.10	632,076	63,208
- pursuant to a private placement at $0.15	1,000,000	150,000
- pursuant to a private placement at $0.15	181,661	27,250
- pursuant to a private placement at $0.15	682,671	102,400
- pursuant to a private placement at $0.15	100,000	15,000
- pursuant to a private placement at $0.15	126,666	19,000
- pursuant to exercise of share purchase warrants at $0.15	383,327	57,499
- (less issue costs)		(25,407)
- for commissions	82,675	3,786
Balance at December 31, 2004	17,225,243	2,920,294
- pursuant to a private placement at $015	67,000	10,050
- pursuant to a private placement at $0.25	100,000	25,000
- pursuant to a private placement at $0.25	140,000	35,000
- (less issue costs)		(4,904)
Balance at March 31, 2005	17,532,243	2,985,440
- pursuant to a private placement at $0.25	185,000	46,250
(less issue costs)		(3,237)
Balance at June 20, 2005	17,717,243	3,028,453

Options

The Company has no stock options outstanding.

Share Purchase Warrants

As at the date of this Report, the Company had the following share purchase warrants outstanding:

>
	Potential
Number of	Number of		Exercise
Warrants	Shares to	Exercisable	Price
Outstanding	be Issued	Until	Per Share
193,666	193,666	11/15/05	$0.30
627,671	627,671	11/20/05	$0.25
1,000,000	1,000,000	5/17/06	$0.22
100,000	100,000	1/28/06	$0.35
325,000	325,000	2/18/06	$0.35
2,246,337	2,246,337

B.           Memorandum and Articles of Incorporation

(1)	The Company’s objects and purposes as set forth in the Company’s Memorandum and Articles:

The Company’s Memorandum and Articles are silent as to the Company’s objects and purposes.

(2)	Matters relating to Directors of the Company:

(i) Director's power to vote on a proposal, arrangement or contract in which the director is materially interested:

A Director who is interested in an existing or proposed contract or transaction with the Company or who holds any office or possesses any property which might created a conflict with his duty or interest as a Director shall declare the nature and extent of such interest or conflict or potential conflict with his duty and interest as a Director in accordance with the Business

Corporations Act (Alberta) (the “Company Act”). A Director shall not vote in respect of any contract or transaction with the Company in which he is interested. The foregoing shall not apply to:

(a)
any contract or transaction relating to a loan to the Company, which a Director or a corporation or firm in which he has an interest has guaranteed or joined in guaranteeing the repayment of the loan or any part of the loan;

(b)	any contract or transaction made with, or for the benefit of a holding or subsidiary corporation of which a Director is a director;

(c)
any contract by a Director to subscribe for or underwrite shares, debentures or debt obligations to be issued by the Company, or any contract, arrangement or transaction in which a Director is interested if all the other Directors are also interested therein; or

(d)	determining the remuneration of the directors.

The foregoing prohibitions and exceptions may from time to time be suspended or amended by ordinary resolution, either generally or in respect of a particular contract, arrangement or transaction or for any particular period.

(ii)	Directors' power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body:

The remuneration of the Directors may be determined by the members, unless the Directors are authorized to determine their remuneration. Such remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company who is also a Director. The Directors shall be repaid such reasonable expenses as they may incur on behalf of the Company and if any Director shall perform any services for the Company that in the opinion of the Directors are outside the ordinary duties of a Director or shall otherwise be occupied in the Company's business, he may be paid a remuneration to be fixed by the Board, or, at the option of such Director, by the Company in general meeting, and such remuneration may be either in addition to, or in substitution for any other remuneration that he may be entitled to receive. The Directors on behalf of the Company, unless otherwise determined by ordinary resolution, may pay a gratuity or pension or allowance on retirement to any Director who has held any salaried office or place of profit with the Company or to his spouse or dependents and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.”

(iii)	Borrowing powers exercisable by the directors and how such borrowing powers can be varied:

The Directors may at their discretion authorize the Company to borrow any sum of money for the purposes of the Company and may raise or secure the repayment of that sum in such manner and upon such terms and conditions as they think fit, and in particular by the issue of bonds or debentures, on any mortgage or charge, whether specific or floating, or other security on the undertaking or the whole or any part of the property of the Company, both present and future.

(iv)	The Company’s Articles are silent as to the retirement or non-retirement of directors under an age limit requirement.

(v)	Number of shares, if any, required for qualification:

No Director shall be required to hold a share in the Company as qualification for his office.

(3)	Rights, preferences and restrictions attaching to each class of shares:

	(i)	Dividend rights, including time limit after which dividend entitlement lapses.

The Company’s shareholders, subject to the rights, privileges and restrictions attaching to a particular class of shares, have the right to receive dividends if, as and when declared by the Board of Directors. Neither the Company Act nor the Company’s Articles provides for lapses in dividend entitlement.

	(ii)	Voting rights; staggered re-election intervals; cumulative voting.

Each of the Company’s Common Shares entitles the holder to one vote at any annual or special meeting of shareholders. The Company’s Articles provide for election of directors on a rotation basis. The Company’s shareholders do not have cumulative voting.

	(iii)	Rights to share in surplus in event of liquidation

In the event of the Company’s liquidation, dissolution or winding-up or other distribution of the Company’s assets, the holders of Common Shares will be entitled to receive, on a pro rata basis, all of the assets remaining after the Company’s liabilities have been paid out.

	(iv)	Other

Holders of the Company’s Common Shares do not have rights to share in the profits of the Company. There are no redemption or sinking fund provisions with respect to the Company’s Common Shares. Common shareholders have no liability as to further capital calls by the Company. There are no provisions discriminating against any existing or prospective holder of the Company’s Common Shares as a result of such shareholder owning a substantial number of the Company’s Common Shares. Holders of the Company’s Common Shares do not have pre- emptive rights.

(4)	Actions necessary to change the rights of holders of the Company's stock:

In order to change the rights of holders of a class of the Company's stock, a vote of at least three- quarters of the issued and outstanding shares of that class is required.

(5)	Conditions governing manner in which annual general meetings and extraordinary general meetings of shareholders are convoked, including conditions of admission:

	(i)	Annual Meeting

The first annual general meeting shall be held within 15 months from the date of incorporation and thereafter an annual general meeting shall be held once in every calendar year at such time, not being more than 13 months after the holding of the last preceding annual general meeting and place as the Directors shall appoint.

	(ii)	Special Meetings

The Directors may, whenever they think fit, convene an extraordinary general meeting. An extraordinary general meeting may also be convened if requisitioned in accordance with the Company Act, by the Directors or, if not convened by the Directors, by the requisitionists as provided in the Company Act.

Not less than 21 days notice of any general meeting specifying the time and place of meeting and in case of special business, the general nature of that business shall be given to any person as may be entitled to receive such notice from the Company. The accidental omission to give such notice or the non-receipt of such notice by any of such persons shall not invalidate any proceedings at that meeting.

(6)	Limitations on rights to own securities of the Company:

The Investment Canada Act (the "ICA"), enacted on June 20, 1985, requires prior notification to the Government of Canada on the "acquisition of control" of Canadian businesses by non-Canadians, as defined in the ICA. Certain acquisitions of control, discussed below, are reviewed by the Government of Canada. The term "acquisition of control" is defined as any one or more non-Canadian persons acquiring all or substantially all of the assets used in the Canadian business, or the acquisition of the voting shares of a Canadian corporation carrying on the Canadian business or the acquisition of the voting interests of an entity controlling or carrying on the Canadian business. The acquisition of the majority of the outstanding shares is deemed to be an "acquisition of control" of a corporation. The acquisition of less than a majority, but one-third or more, of the voting shares of a corporation is presumed to be an "acquisition of control" of a corporation unless it can be established that the purchaser will not control the corporation.

Investments requiring notification and review are all direct acquisitions of Canadian businesses with assets of Cdn$5,000,000 or more (subject to the comments below on WTO investors), and all indirect acquisitions of Canadian businesses (subject to the comments below on WTO investors) with assets of more than Cdn.$50,000,000 or with assets of between Cdn.$5,000,000 and Cdn.$50,000,000 which represent more than 50% of the value of the total international transaction. In addition, specific acquisitions or new business in designated types of business activities related to Canada's cultural heritage or national identity could be reviewed if the Government of Canada considers that it is in the public interest to do so.

The ICA was amended with the implementation of the Agreement establishing the World Trade Organization ("WTO") to provide for special review thresholds for "WTO investors", as defined in the ICA. "WTO investor" generally means:

	(i)	an individual, other than a Canadian, who is a national of a WTO member (such as, for example, the United States), or who has the right of permanent residence in relation to that WTO member;

	(ii)	governments of WTO members; and

	(iii)	entities that are not Canadian controlled, but which are WTO investor controlled, as determined by rules specified in the ICA.

The special review thresholds for WTO investors do not apply, and the general rules described above do apply, to the acquisition of control of certain types of businesses specified in the ICA, including a business that is a "cultural business". If the WTO investor rules apply, an investment in the shares of the Company by or from a WTO investor will be reviewable only if it is an investment to acquire control of the Company and the value of the assets of the Company is equal to or greater than a specified amount (the "WTO Review Threshold"). The WTO Review Threshold is adjusted annually by a formula relating to increases in the nominal gross domestic product of Canada. The 1999 WTO Review Threshold was $184,000,000.

If any non-Canadian, whether or not a WTO investor, acquires control of the Company by the acquisition of shares, but the transaction is not reviewable as described above, the non-Canadian is required to notify the Canadian government and to provide certain basic information relating to the investment. A non-Canadian, whether or not a WTO investor, is also required to provide a notice to the government on the establishment of a new Canadian business. If the business of the Company is then a prescribed type of business activity related to Canada's cultural heritage or national identity, and if the Canadian government considers it to be in the public interest to do so, then the Canadian government may give a notice in writing within 21 days requiring the investment to be reviewed.

For non-Canadians (other than WTO investors), an indirect acquisition of control, by the acquisition of voting interests of an entity that directly or indirectly controls the Company, is reviewable if the value of the assets of the Company is then Cdn.$50,000,000 or more. If the WTO investor rules apply, then this requirement does not apply to a WTO investor, or to a person acquiring the entity from a WTO investor. Special rules specified in the ICA apply if the value of the assets of the Company is more than 50% of the value of the entity so acquired. By these special rules, if the non-Canadian (whether or not a WTO investor) is acquiring control of an entity that directly or indirectly controls the Company, and the value of the assets of the Company and all other entities carrying on business in Canada, calculated in the manner provided in the ICA and the regulations under the ICA, is more than 50% of the value, calculated in the manner provided in the ICA and the regulations under the ICA, of the assets of all entities, the control of which is acquired, directly or indirectly, in the transaction of which the acquisition of control of the Company forms a part, then the thresholds for a direct acquisition of control as discussed above will apply, that is, a WTO Review Threshold of Cdn.$184,000,000 (in 1999) for a WTO investor or threshold of Cdn.$5,000,000 for a non-Canadian other than a WTO investor. If the value exceeds that level, then the transaction must be reviewed in the same manner as a direct acquisition of control by the purchase of shares of the Company.

If an investor is reviewable, an application for review in the form prescribed by the regulations is normally required to be filed with the Director appointed under the ICA (the "Director") prior to the investment taking place and the investment may not be consummated until the review has been completed. There are, however, certain exceptions. Applications concerning indirect acquisitions may be filed up to 30 days after the investment is consummated and applications concerning reviewable investments in culture-sensitive sectors are required upon receipt of a notice for review. In addition, the Minister (a person designated as such under the ICA) may permit an investment to be consummated prior to completion of the review, if he is satisfied that delay would cause undue hardship to the acquiror or jeopardize the operations of the Canadian business that is being acquired. The Director will submit the application to the Minister, together with any other information or written undertakings given by the acquiror and any representation submitted to the Director by a province that is likely to be significantly affected by the investment.

The Minister will then determine whether the investment is likely to be of net benefit to Canada, taking into account the information provided and having regard to certain factors of assessment where they are relevant. Some of the factors to be considered are:

(i)
the effect of the investment on the level and nature of economic activity in Canada, including the effect on employment, on resource processing, and on the utilization of parts, components and services produced in Canada;

(ii)	the effect of the investment on exports from Canada;

(iii)	the degree and significance of participation by Canadians in the Canadian business and in any industry in Canada of which it forms a part;

(iv)	the effect of the investment on productivity, industrial efficiency, technological development, product innovation and product variety in Canada;

(v)	the effect of the investment on competition within any industry or industries in Canada;

(vi)	the compatibility of the investment with national industrial, economical and cultural policies;

(vii)
the compatibility of the investment with national industrial, economic and cultural policies taking into consideration industrial, economic and cultural objectives enunciated by the government or legislature of any province likely to be significantly affected by the investment; and

(viii)	the contribution of the investment to Canada's ability to compete in world markets.

To ensure prompt review, the ICA sets certain time limits for the Director and the Minister. Within 45 days after a completed application has been received, the Minister must notify the acquiror that he is satisfied that the investment is likely to be of net benefit to Canada, or that he is unable to complete his review, in which case he shall have 30 additional days to complete his review (unless the acquiror agrees to a longer period), or he is not satisfied that the investment is likely to be of net benefit to Canada.

Where the Minister has advised the acquiror that he is not satisfied that the investment is likely to be of net benefit to Canada, the acquiror has the right to make representations and submit undertakings within 30 days of the date of the notice (or any other further period that is agreed upon between the acquiror and the Minister). On the expiration of the 30-day period (or the agreed extension), the Minister must quickly notify the acquiror that he is now satisfied that the investment is likely to be of net benefit to Canada or that he is not satisfied that the investment is likely to be of net benefit to Canada. In the latter case, the acquiror may not proceed with the investment or, if the investment has already been consummated, must divest itself of control of the Canadian business.

The ICA provides civil remedies for non-compliance with any provision. There are also criminal penalties for breach of confidentiality or providing false information.

Except as provided in the ICA, there are no limitations under the laws of Canada, the Province of BC or in any constituent documents of the Company on the right of non-Canadians to hold or vote the common shares of the Company.

(7)
Provisions of Company's articles, charter or by-laws that have the effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition, or corporate restructuring involving the Company:

There are no limitations in the Company’s Memorandum or Articles.

(8)	Conditions imposed by the Company’s Memorandum and Articles that are more stringent than required by law.

None

As a foreign private issuer, the Company is not subject to the proxy rules under Section 14 of the Exchange Act and the Company’s directors, officers and principal shareholders are not subject to the insider short-swing profit disclosure and recovery provisions under Section 16 of the Exchange Act.

The Company will file quarterly reports on Form 6-K.

C.           Material Contracts

(a)	In December 2002 the Company entered into a Music Partner License Agreement with Audio Network Library which will terminate on March 31, 2005.

(b)	On February 16, 2005 the Company entered into a one-year music licensing agreement with Movie Central.

Except as set out above, the Company has not entered into any contracts within the past two years which would not be considered normal course of business.

D.           Exchange Controls

There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of Common Shares, other than withholding tax requirements. See “Taxation” below.

There is no limitation imposed by Canadian law or by the constituent documents of the Company on the right of a non-resident to hold or vote Common Shares, other than are provided in the Investment Canada Act (Canada). The following summarizes the principal features of the Investment Canada Act (Canada).

The Investment Canada Act (Canada) requires certain “non-Canadian” individuals, governments, corporations or other entities who wish to acquire a “Canadian business” (as defined in the Investment Canada Act), or establish a “new Canadian business” (as defined in the Investment Canada Act) to file either a notification or an application for review with a governmental agency known as “Investment Canada”. The Investment Canada Act requires that certain acquisitions of control by a Canadian business by a “non-Canadian” must be reviewed and approved by the Minister responsible for the Investment Canada Act on the basis that the Minister is satisfied that the acquisition is “likely to be of net benefit to Canada”, having regard to criteria set forth in the Investment Canada Act. Only acquisitions of control rules for the determination of whether control has been acquired and, pursuant to those rules, the acquisition of one-third or more of the voting shares of a corporation may, in some circumstances, be considered to constitute an acquisition of control. Certain reviewable acquisitions of control may not be implemented before being approved by the Minister; if the Minister does not ultimately approve a reviewable acquisition which has been completed, the acquired Canadian business would be divested. Failure to comply with the review provisions of the Investment Canada Act could result in, among other things, an injunction or a court order directing disposition of assets or shares.

E.           Taxation

Material Canadian Federal Income Tax Consequences

Management of the Company considers that the following discussion describes the material Canadian federal income tax consequences applicable to a holder of Common Stock of the Company who is a resident of the United States and who is not a resident of Canada and who does not use or hold, and is not deemed to use or hold, his shares of Common Stock of the Company in connection with carrying on a business in Canada (a "nonresident shareholder").

This summary is based upon the current provisions of the Income Tax Act (Canada) (the "ITA"), the regulations thereunder (the "Regulations"), the current publicly announced administrative and assessing policies of Revenue Canada, Taxation and all specific proposals (the "Tax Proposals") to amend the ITA and Regulations announced by the Minister of Finance (Canada) prior to the date hereof. This description is not exhaustive of all possible Canadian federal income tax consequences and, except for the Tax Proposals, does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action.

Dividends

Dividends paid on the common stock of the Company to a non-resident will be subject to withholding tax. The Canada-US Income Tax Convention (1980) provides that the normal 25% withholding tax rate is reduced to 15% on dividends paid on shares of a corporation resident in Canada (such as the Company) to residents of the

United States, and also provides for a further reduction of this rate to 5% where the beneficial owner of the dividends is a corporation which is a resident of the United States which owns at least 10% of the voting shares of the corporation paying the dividend.

Capital Gains

In general, a non-resident of Canada is not subject to tax under the ITA with respect to a capital gain realized upon the disposition of a share of a corporation resident in Canada that is listed on a prescribed stock exchange. For purposes of the ITA, the Company is listed on a prescribed stock exchange. Non-residents of Canada who dispose of shares of the Company will be subject to income tax in Canada with respect to capital gains if:

(a)	the non-resident holder;
(b)	persons with whom the non-resident holder did not deal at arm's length; or
(c)	the non-resident holder and persons with whom the non-resident holder did not deal with at arms length,

owned not less than 25% of the issued shares of any class or series of the Company at any time during the five-year period preceding the disposition. In the case of a non-resident holder to whom shares of the Company represent taxable Canadian property and who is resident in the United States, no Canadian taxes will be payable on a capital gain realized on such shares by reason of the Canada-US Income Tax Convention (1980) (the "Treaty") unless the value of such shares is derived principally from real property situated in Canada. However, in such a case, certain transitional relief under the Treaty may be available.

Material United States Federal Income Tax Considerations

The following discussion summarizes the material United States federal income tax consequences, under current law, applicable to a US Holder (as defined below) of the Company's common stock. This discussion does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non resident alien individuals or foreign corporations, or shareholders owning common stock representing 10% of the vote and value of the Company. In addition, this discussion does not cover any state, local or foreign tax consequences.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, this discussion does not consider the potential effects, both adverse and beneficial of recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. Holders and prospective holders of the Company's Common Stock are advised to consult their own tax advisors about the federal, state, local and foreign tax consequences of purchasing, owning and disposing of shares of Common Stock of the Company.

US Holders

As used herein, a "US Holder" is defined as (i) citizens or residents of the US, or any state thereof, (ii) a corporation or other entity created or organized under the laws of the US, or any political subdivision thereof, (iii) an estate the income of which is subject to US federal income tax regardless of source or that is otherwise subject to US federal income tax on a net income basis in respect of the common stock, or (iv) a trust whose administration is subject to the primary supervision of a US court and which has one or more US fiduciaries who have the authority to control all substantial decisions of the trust, whose ownership of common stock is not effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation.

Distributions on Shares of Common Stock

Subject to the passive foreign investment company rules discussed below, for cash dividends, the gross amount of any such distribution (other than in liquidation) that you receive with respect to our common shares generally will be taxed to you as dividend income to the extent such distribution does not exceed our current or accumulated earnings and profits (“E&P”), as calculated for US federal income tax purposes. Such income will be includable in your gross income as ordinary income on the date of receipt, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the US Holder's United States federal income tax liability or, alternatively, may be deducted in computing the US Holder's United States federal taxable income by those who itemize deductions. (See more detailed discussion at "Foreign Tax Credit" below.)

Under the tax law recently enacted in the United States, dividends received by individuals in their tax years beginning on January 1, 2003 from “qualified foreign corporations” are taxed at the rate of 5% (zero, in 2008) or 15%, depending upon the particular taxpayer’s US federal income tax bracket. This law sunsets after December 31, 2008, at which time dividends will be taxed at the ordinary income tax rates of up to 35%. A foreign corporation is a “qualified foreign corporation” with respect to its stock that is traded on an established securities market in the United States, provided that the foreign corporation is not a “foreign personal holding company,” a “foreign investment company” or a “passive foreign investment company,” as defined under the U.S federal income tax law.

To the extent any distribution exceeds our E&P, the distribution will first be treated as a tax-free return of capital to the extent of your adjusted tax basis in our common shares and will be applied against and reduce such basis on a dollar-for-dollar basis (thereby increasing the amount of gain and decreasing the amount of loss recognized on a subsequent disposition of such shares). To the extent that such distribution exceeds your adjusted tax basis, the distribution will be taxed as gain recognized on a sale or exchange of our common shares. Preferential tax rates for long-term capital gains are applicable to a US Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains or a US Holder which is a corporation.

Foreign Tax Credit

A US Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of the Company's common stock may be entitled, at the option of the US Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the US Holder during that year.

Subject to certain limitations, Canadian taxes withheld will be eligible for credit against the US Holder's United States federal income taxes. Under the Code, the limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. Dividends paid by the Company generally will be either "passive" income or "financial services" income, depending on the particular US Holder's circumstances. Foreign tax credits allowable with respect to each class of income cannot exceed the US federal income tax otherwise payable with respect to such class of income. The consequences of the separate limitations will depend on the nature and sources of each US Holder's income and the deductions appropriately allocated or apportioned thereto. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of common stock are advised to consult their own tax advisors regarding their individual circumstances.

Disposition of Shares of Common Stock

A US Holder will recognize gain or loss upon the sale of shares of common stock equal to the difference, if any, between :

(a)	the amount of cash plus the fair market value of any property received; and
(b)	the shareholder's tax basis in the common stock.

This gain or loss will be capital gain or loss if the shares are a capital asset in the hands of the US Holder, and such gain or loss will be long-term capital gain or loss if the US Holder has held the common stock for more than one year. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. For US Holders who are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For US Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

The Company has not determined whether it meets the definition of a "passive foreign investment company" (a "PFIC"). It is unlikely that the Company meets the definition of a "foreign personal holding company" (a "FPHC") or a "controlled foreign corporation" (a "CFC") under current US law.

If more than 50% of the voting power or value of the Company were owned (actually or constructively) by US Holders who each owned (actually or constructively) 10% or more of the voting power of the Company's common shares ("10% Shareholders"), then the Company would become a CFC and each 10% Shareholder would be required to include in its taxable income as a constructive dividend an amount equal to its share of certain undistributed income of the Company. If (1) more than 50% of the voting power or value of the Company's common shares were owned (actually or constructively) by five or fewer individuals who are citizens or residents of the United States and (2) 60% or more of the Company's income consisted of certain interest, dividend or other enumerated types of income, then the Company would be a FPHC. If the Company were a FPHC, then each US Holder (regardless of the amount of the Company's Common Shares owned by such US Holder) would be required to include in its taxable income as a constructive dividend its share of the Company's undistributed income of specific types.

If 75% or more of the Company's annual gross income has ever consisted of, or ever consists of, "passive" income or if 50% or more of the average value of the Company's assets in any year has ever consisted of, or ever consists of, assets that produce, or are held for the production of, such "passive" income, then the Company would be or would become a PFIC. The Company has not provided assurances that it has not been and does not expect to become a PFIC.

If the Company were to be a PFIC, then a US Holder would be required to pay an interest charge together with tax calculated at maximum tax rates on certain "excess distributions" (defined to include gain on the sale of stock) unless such US Holder made an election either to (1) include in his or her taxable income certain undistributed amounts of the Company's income or (2) mark to market his or her Company common shares at the end of each taxable year as set forth in Section 1296 of the Code.

Information Reporting and Backup Withholding

US information reporting requirements may apply with respect to the payment of dividends to US Holders of the Company's shares. Under Treasury regulations currently in effect, non-corporate holders may be subject to backup withholding at a 31% rate with respect to dividends when such holder (1) fails to furnish or certify a correct taxpayer identification number to the payor in the required manner, (2) is notified by the IRS that it has failed to report payments of interest or dividends properly or (3) fails, under certain circumstances, to certify that it has been notified by the IRS that it is subject to backup withholding for failure to report interest and dividend payments. The Company does not assume responsibility for the withholding of taxes on the shareholder level.

F.           Dividends and Paying Agents

Not applicable.

G.           Statement by Experts

The financial statements for the last three fiscal years of the Company included in this Form 20-F have been audited by Amisano Hanson, Chartered Accountants, of Suite 604, 750 West Pender Street Vancouver, BC V6C 2T7 as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing and their consent and authorization.

H.           Documents on Display

The documents concerning the Company which are referred to in this Form 20-F are either annexed hereto as exhibits (See Item 19) or may be inspected at the principal offices of the Company.

I.           Subsidiary Information

Not applicable.

Item 11.                  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

A.           Qualitative Information about Market Risk

Currency Exchange Rate Sensitivity

The results of the Company’s operations are subject to currency transnational risk and currency transaction risk. Regarding currency transnational risk, the operating results and financial position of the Company and Company’s subsidiaries are reported in Canadian dollars in the Company’s consolidated financial statements. The fluctuation of the US dollar in relation to the Canadian dollar will therefore have an impact upon the profitability of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity.

In regards to transaction risk, the Company’s functional currency is the Canadian dollar and its activities are predominantly executed using the Canadian dollar. The Company incurs a relatively small portion of its expenses in US dollars. The Company has not entered into any agreements or purchased any instruments to hedge any possible currency risks at this time.

Interest Rate Sensitivity

The Company has a loan which bears interest at 20% per annum, with no specific terms for repayment. This loan is included in the Company’s accounts payable. The Company has not entered into any agreement or purchased any instrument to hedge against possible interest rate risks at this time.

PART II

Item 12.                  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

Item 13.                  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

Item 14.                  MATERIAL MODIFICATION TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

Item 15.                  CONTROLS AND PROCEDURES

Not applicable.

Item 16A.                AUDIT COMMITTEE FINANCIAL EXPERT

Not applicable.

Item 16B.                CODE OF ETHICS

Not applicable.

Item 16C.                PRINCIPAL ACCOUNTANT FEES AND SERVICES

Not applicable.

Item 16D.                EXEMPTIONS FROM THE LISTING STANDARDS OF AUDIT COMMITTEE

Not applicable.

Item 16E.                PURCHASES OF EQUITY SECURITIES BY THE ISSUR AND AFFILIATED PURCHASERS

Not applicable.

PART III

Item 17.                  FINANCIAL STATEMENTS

The financial statements of the Company have been prepared on the basis of Canadian GAAP. A reconciliation to US GAAP is included therein.

Copies of the financial statements specified in Regulation 228.310 (Item 310) are filed with this Form 20-F.

Index to Financial Statements

Audited Financial Statements of the Company
Independent Auditor's Report
Consolidated Balance Sheets as at December 31, 2004, and December 31, 2003
Consolidated Statements of Operations and Deficit for the years ended December 31, 2004, December 31, 2003 and December 31, 2002 and for the period from April 3, 1997 (Date of Incorporation) to December 31, 2004
Consolidated Statements of Cash Flows for the years ended December 31, 2002, December 31, 2003 and December 31, 2004 and for the period from April 3, 1997 (Date of Incorporation) to December 31, 2004
Consolidated Statement of Shareholders’ Equity (Deficiency) from April 3, 1997 (Date of Incorporation) to December 31, 2004
Notes to Consolidated Financial Statements

Unaudited Financial Statements of the Company for the three month period ended March 31, 2005.
Interim Consolidated Balance Sheets as at March 31, 2005 and December 31, 2004
Interim Consolidated Statements of Operations and Deficit for the three months ended March 31, 2005 and 2004
Interim Consolidated Statement of Cash Flows for the three months ended March 31, 2005 and 2004
Interim Consolidated Statement of Shareholders’ Equity (Deficiency) for the period December 31, 2004 to March 31, 2005
Notes to Interim Consolidated Financial Statements

Item 18.                  FINANCIAL STATEMENTS

The Company has elected to report under Item 17.

Item 19.                  EXHIBITS

Copies of the following documents are filed with this Form 20-F as exhibits:

Index of Exhibits

1	Articles of Incorporation and Certificate of Change of Name (previously filed)
15.1	Consent of auditors (previously filed)
15.2	Form of Music Partner License Agreement (previously filed)
15.3	Form of Music Library License Agreement (previously filed)
15.4	Consent of auditors (previously filed)
15.5	Consent of auditors

DITTYBASE TECHNOLOGIES INC.

(A Development Stage Company)

REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003

(Stated in Canadian Dollars)

A PARTNERSHIP OF INCORPORATED PROFESSIONALS	AMISANO HANSON CHARTERED ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors,
Dittybase Technologies Inc.
(A Development Stage Company)

We have audited the consolidated balance sheets of Dittybase Technologies Inc. as at December 31, 2004 and 2003 and the consolidated statements of operations, shareholders’ equity (deficiency) and cash flows for each of the years in the three year period ended December 31, 2004, and for the period April 3, 1997 (Date of Incorporation) to December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2004 and for the period April 3, 1997 (Date of Incorporation) to December 31, 2004, in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada	“Amisano Hanson”
May 20, 2005	Chartered Accountants

COMMENTS BY AUDITOR FOR US READERS ON CANADA - US REPORTING CONFLICT

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is substantial doubt about a company’s ability to continue as a going concern. The accompanying financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes the realization of assets and discharge of liabilities in the normal course of business. As discussed in Note 1 to the accompanying financial statements, the Company has a working capital deficiency, substantial losses from operations and is in the process of developing its website operations which raises substantial doubt about the Company’s ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our report to the directors dated May 20, 2005, is expressed in accordance with Canadian reporting standards, which do not permit a reference to such uncertainty in the auditors’ report when the uncertainty is adequately disclosed in the financial statements.

Vancouver, Canada	“Amisano Hanson”
May 20, 2005	Chartered Accountants

750 WEST PENDER STREET, SUITE 604 VANCOUVER CANADA V6C 2T7	TELEPHONE: 604-689-0188 FACSIMILE: 604-689-9773 E-MAIL: amishan@telus.net

DITTYBASE TECHNOLOGIES INC.
(A Development Stage Company)
CONSOLIDATED BALANCE SHEETS
December 31, 2004 and 2003
(Stated in Canadian Dollars)

		(Note 16)
	2004	2003
ASSETS

Current
Cash	$167,617	$3,690
GST receivable – Note 3	26,633	21,502
Marketable securities (Market value: $75; 2003: $75)	75	75
Prepaid expenses	3,114	6,389

	197,439	31,656

Security deposit	2,700	-
Equipment – Notes 4, 7 and 10	24,664	22,451
Website costs – Notes 5 and 9	13,762	18,750

	$238,565	$72,857

LIABILITIES
Current
Accounts payable and accrued liabilities – Note 7	$745,477	$755,403
Due to related parties – Note 9	394,694	334,509
Loans payable – Note 6	260,324	258,864

	1,400,495	1,348,776

SHAREHOLDERS’ DEFICIENCY

Preferred shares, no par value
Unlimited preferred shares authorized, none outstanding
Common shares, no par value – Notes 8 and 14
Unlimited share authorized
17,225,243 shares issued (2003: 14,036,167)	2,920,294	2,507,558
Share subscriptions – Notes 8 and 14	-	11,160
Deficit accumulated during the development stage	(4,082,224)	(3,794,637)

	(1,161,930)	(1,275,919)

	$238,565	$72,857
Nature and Continuance of Operations – Note 1
Commitments – Notes 7, 8 and 12
Contingencies – Note 13
Subsequent Events – Notes 8 and 14

APPROVED BY THE DIRECTORS:

Director	Director

SEE ACCOMPANYING NOTES

DITTYBASE TECHNOLOGIES INC.
(A Development Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS
for the years ended December 31, 2004, 2003 and 2002,
and for the period from April 3, 1997 (Date of Incorporation) to December 31, 2004
(Stated in Canadian Dollars)

				(Note 16)
				April 3, 1997
				(Date of
				Incorporation)
	Years ended December 31,			to December 31,
	2004	2003	2002	2004
Expenses
Accounting and legal fees	$92,547	$18,926	$30,342	$352,660
Advertising and promotion	-	-	-	41,742
Amortization – equipment	9,911	9,353	100,681	365,541
– website	32,513	156,189	379,906	1,286,924
– deferred charges	-	-	5,324	8,004
Financial consulting fees	-	-	-	157,162
Foreign exchange loss (gain)	(2,123)	(6,189)	2,079	(6,233)
Interest and bank charges	9,394	11,167	49,868	116,292
Interest on capital lease	-	-	-	16,550
Management fees – Note 9	-	-	-	158,325
Moving expenses	-	-	-	27,247
Office and miscellaneous	15,438	8,185	12,719	132,185
Rent – Note 9	67,448	87,252	79,537	410,473
Telephone and internet	10,216	8,033	63,279	253,318
Travel	-	-	-	73,289
Utilities	1,558	1,947	3,413	17,408
Wages and benefits	-	26,639	-	190,054
Wages and benefits to related
parties – Note 9	59,575	141,236	75,000	275,811

Loss before other items	(296,477)	(462,738)	(802,148)	(3,876,752)

Other items:
Other income – Note 9	23,258	23,522	17,456	89,586
Other expenses	(14,368)	(16,013)	(24,087)	(68,836)
Write-down of equipment	-	-	-	(15,126)
Write-off of accounts payable	-	-	17,189	17,189
Loss on termination of capital lease	-	-	(228,285)	(228,285)

Net loss for the period	$(287,587)	$(455,229)	$(1,019,875)	$(4,082,224)

Basic and diluted loss per share	$(0.02)	$(0.03)	$(0.09)

Weighted average number of
shares outstanding	15,179,309	13,171,936	11,294,297

SEE ACCOMPANYING NOTES

DITTYBASE TECHNOLOGIES INC.
(A Development Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended December 31, 2004, 2003 and 2002,
and for the period from April 3, 1997 (Date of Incorporation) to December 31, 2004
(Stated in Canadian Dollars)

				(Note 16)
				April 3, 1997
				(Date of
				Incorporation)
	Years ended December 31,			to December 31,
	2004	2003	2002	2004
Operating Activities
Net loss for the period	$(287,587)	$(455,229)	$(1,019,875)	$(4,082,224)
Adjustments to reconcile net loss used in
operations:
Amortization – equipment	9,911	9,353	100,681	365,541
– website	32,513	156,189	379,906	1,286,924
– deferred charges	-	-	5,324	8,004
Write-down of equipment	-	-	-	15,126
Loss on write-down of marketable securities	-	-	-	150
Write-off of accounts payable	-	-	(17,189)	(17,189)
Loss on termination of capital lease	-	-	228,285	228,285
Changes in non-cash working capital
balances related to operations:
GST receivable	(5,131)	(10,498)	(3,505)	(26,633)
Advances receivable	-	-	-	-
Prepaid expenses and security deposit	575	(41)	4,706	(5,814)
Accounts payables and accrued liabilities	(9,926)	57,327	5,488	451,529
Increase in due to related parties	39,945	61,354	121,386	259,454

	(219,700)	(181,545)	(194,793)	(1,516,847)

Investing Activities
Acquisition of marketable securities	-	-	-	(225)
Increase in deferred charges	-	-	-	(37,817)
Acquisition of equipment	(12,124)	(553)	-	(220,731)
Increase in website costs	(27,525)	-	(75,000)	(1,300,686)
Proceeds from disposal of capital assets	-	1,200	-	1,200

	(39,649)	647	(75,000)	(1,558,259)

Financing Activities
Increase in loans payable	-	6,039	8,199	258,864
Increase in due to related parties	21,700	52,000	12,261	136,700
Decrease in obligation under capital lease	-	(3,678)	-	(3,678)
Proceeds from issuance of common shares	401,576	117,889	192,999	2,600,450
Increase in share subscriptions	-	11,160	15,000	26,160
Increase in special warrant subscriptions	-	-	750	224,227

	423,276	183,410	229,209	3,242,723

.../Cont’d.

SEE ACCOMPANYING NOTES

DITTYBASE TECHNOLOGIES INC.	Continued
(A Development Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended December 31, 2004, 2003 and 2002,
and for the period from April 3, 1997 (Date of Incorporation) to December 31, 2004
(Stated in Canadian Dollars)

				(Note 16)
				April 3, 1997
				(Date of
				Incorporation)
				To
	Years ended December 31,			December 31,
	2004	2003	2002	2004

Increase (decrease) in cash during the period	163,927	2,512	(40,584)	167,617

Cash, beginning of the period	3,690	1,178	41,762	-

Cash, end of the period	$167,617	$3,690	$1,178	$167,617

Supplementary disclosure of cash flow information:
Cash paid for:
Interest	$-	$-	$-	$15,251

Income taxes	$-	$-	$-	$-

Non-cash Transactions – Note 10

SEE ACCOMPANYING NOTES

DITTYBASE TECHNOLOGIES INC.
(A Development Stage Company)
CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY (DEFICIENCY)
for the period from April 3, 1997 (Date of Incorporation) to December 31, 2004
(Stated in Canadian Dollars)

					Deficit
					Accumulated
				Special	During the
	Common Stock Issued		Share	Warrant	Development
	Shares	Amount	Subscriptions	Subscriptions	Stage	Total
Balance, April 3, 1997	-	$-	$-	$-	$-	$-
Issue of shares for cash – at $1.00	200	200	-	-	-	200
Net loss for the period from April 3,
1997 (Date of Incorporation) to
August 31, 1997	-	-	-	-	(539)	(539)

Balance, August 31, 1997	200	200	-	-	(539)	(339)
Issue of shares for cash – at $1.00	100	100	-	-	-	100
Net income for the year ended
August 31, 1998	-	-	-	-	366	366

Balance, August 31, 1998	300	300	-	-	(173)	127
Acquisition of Dittybase Inc.	(300)	-	-	-	-	-
– exchange of common shares	3,300,000	-	-	-	-	-
– outstanding common shares of
the Company prior to acquisition	1,000	10	-	-	-	10
Cancellation of common shares	(1,000)	-	-	-	-	-
Share subscriptions	-	-	363,077	-	-	363,077
Net loss for the year ended
August 31, 1999	-	-	-	-	(337,944)	(337,944)

Balance, August 31, 1999	3,300,000	310	363,077	-	(338,117)	25,270
Share subscriptions	-	-	121,026	-	-	121,026
Net loss for the four months ended
December 31, 1999	-	-	-	-	(112,648)	(112,648)

Balance, December 31, 1999	3,300,000	310	484,103	-	(450,765)	33,648

.../Cont’d.

SEE ACCOMPANYING NOTES

DITTYBASE TECHNOLOGIES INC.	Continued
(A Development Stage Company)
CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY (DEFICIENCY)
for the period from April 3, 1997 (Date of Incorporation) to December 31, 2004
(Stated in Canadian Dollars)

					Deficit
					Accumulated
				Special	During the
	Common Stock Issued		Share	Warrant	Development
	Shares	Amount	Subscriptions	Subscriptions	Stage	Total

Balance, December 31, 1999	3,300,000	310	484,103	-	(450,765)	33,648
Issue of shares for cash:
- pursuant to private placements
- at $0.0001	200,000	20	-	-	-	20
- at $0.10	2,452,000[1]	245,200	-	-	-	245,200
- at $0.35	2,247,212[2]	786,524	(484,103)	-	-	302,421
- at $0.35	1,126,142	394,150	-	-	-	394,150
- at $0.50	14,000	7,000	-	-	-	7,000
- at $0.75	125,500	94,125	-	-	-	94,125
- pursuant to the exercise of share
purchase warrant - at $0.75	250,657	187,993	-	-	-	187,993
Issue costs – finders fee	-	(138,311)	-	-	-	(138,311)
Issue of shares pursuant to debt
settlement agreement – at $0.35	80,678	28,237	-	-	-	28,237
Share subscriptions	-	-	158,075	-	-	158,075
Net loss for the year ended
December 31, 2000	-	-	-	-	(801,774)	(801,774)

Balance, December 31, 2000	9,796,189	1,605,248	158,075	-	(1,252,539)	510,784

.../Cont’d.

1 With one warrant per share attached, exercisable at $0.75; all expired unexercised
2 With one warrant per share attached, exercisable at $0.75; 250,657 exercised; 1,996,555 expired unexercised

SEE ACCOMPANYING NOTES

DITTYBASE TECHNOLOGIES INC.	Continued
(A Development Stage Company)
CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY (DEFICIENCY)
for the period from April 3, 1997 (Date of Incorporation) to December 31, 2004
(Stated in Canadian Dollars)

					Deficit
					Accumulated
				Special	During the
	Common Stock Issued		Share	Warrant	Development
	Shares	Amount	Subscriptions	Subscriptions	Stage	Total

Balance, December 31, 2000	9,796,189	1,605,248	158,075	-	(1,252,539)	510,784
Issue of shares for cash:
- pursuant to private placements - at $0.35	156,643	54,825	(54,825)	-	-	-
- at $0.35	214,285[3]	75,000	(75,000)	-	-	-
- at $0.50	115,300	57,650	(28,250)	-	-	29,400
- pursuant to special warrants - at $0.50	247,000[4]	123,500	-	-	-	123,500

Issue of shares for services rendered - at $0.25	74,328	18,582	-	-	-	18,582
Issue of shares pursuant to debt settlement
agreements - at $0.25	69,644	17,411	-	-	-	17,411
- at $0.50	10,453	5,227	-	-	-	5,227
Special warrant subscriptions	-	-	-	254,529	-	254,529
Issue costs	-	-	-	(31,052)	-	(31,052)
Net loss for the year ended December 31, 2001	-	-	-	-	(1,066,994)	(1,066,994)

Balance, December, 31, 2001	10,683,842	1,957,443	-	223,477	(2,319,533)	(138,613)

     .../cont’d

3 With one warrant per share attached, exercisable at $0.50; all expired unexercised
4 With one warrant per share attached, exercisable at $0.50; all expired unexercised

SEE ACCOMPANYING NOTES

DITTYBASE TECHNOLOGIES INC.	Continued
(A Development Stage Company)
CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY (DEFICIENCY)
for the period from April 3, 1997 (Date of Incorporation) to December 31, 2004
(Stated in Canadian Dollars)

					Deficit
					Accumulated
				Special	During the
	Common Stock Issued		Share	Warrant	Development
	Shares	Amount	Subscriptions	Subscriptions	Stage	Total

Balance, December, 31, 2001	10,683,842	1,957,443	-	223,477	(2,319,533)	(138,613)
Issue of shares for cash:
- pursuant to private placements - at $0.10	1,000,000[5]	100,000	-	-	-	100,000
- at $0.15	63,333[6]	9,500	-	-	-	9,500
- pursuant to the exercise of share purchase warrants
- at $0.15	240,500	36,075	-	-	-	36,075
- pursuant to special warrants - at $0.35	730,511[7]	255,678	-	(208,254)	-	47,424

Issue costs	-	(25,407)	-	25,407	-	-
Special warrant subscription	-	-	-	750	-	750
Share subscriptions	-	-	16,500	-	-	16,500
Issue costs	-	-	(1,500)	-	-	(1,500)
Net loss for the year ended December 31, 2002	-	-	-	-	(1,019,875)	(1,019,875)

Balance, December 31, 2002	12,718,186	2,333,289	15,000	41,380	(3,339,408)	(949,739)

5 With one warrant per share attached, exercisable at $0.50; all expired unexercised
6 With one warrant per share attached; exercisable at $0.30; all expired unexercised
7 With one warrant per share attached; exercisable at $0.15; 245,500 exercised; 485,011 expired unexercised

SEE ACCOMPANYING NOTES

DITTYBASE TECHNOLOGIES INC.	Continued
(A Development Stage Company)
CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY (DEFICIENCY)
for the period from April 3, 1997 (Date of Incorporation) to December 31, 2004
(Stated in Canadian Dollars)

					Deficit
					Accumulated
				Special	During the
	Common Stock Issued		Share	Warrant	Development
	Shares	Amount	Subscriptions	Subscriptions	Stage	Total

Balance, December 31, 2002	12,718,186	2,333,289	15,000	41,380	(3,339,408)	(949,739)
Issue of shares for cash:
- pursuant to private placements - at $0.10	285,000[8]	28,500	-	-	-	28,500
- at $0.10	385,000[9]	38,500	-	-	-	38,500
- at $0.15	460,767[10]	69,115	(16,500)	-	-	52,615
- at $0.15	50,000[11]	7,500	-	-	-	7,500

Issue costs	-	(10,726)	1,500	-	-	(9,226)
- pursuant to exercise of share purchase warrants
- at $0.15	5,000	750	-	(750)	-	-
- pursuant to special warrants - at $0.35	132,214	46,275	-	(46,275)	-	-

Issue costs	-	(5,645)	-	5,645	-	-
Share subscription	-	-	12,000	-	-	12,000
Issue costs	-	-	(840)	-	-	(840)
Net loss for the year ended December 31, 2003	-	-	-	-	(455,229)	(455,229)

Balance, December 31, 2003	14,036,167	2,507,558	11,160	-	(3,794,637)	(1,275,919)

8 With one warrant per share attached; exercisable at $0.30; all expired
9 With one warrant per share attached; exercisable at $0.15; 120,000 exercised during the year ended December 31, 2004; 265,000 expired
10 With one warrant per share attached; exercisable at $0.30; all expired
11 With one warrant per share attached; exercisable at $0.15; all exercised during the year ended December 31, 2004

SEE ACCOMPANYING NOTES

DITTYBASE TECHNOLOGIES INC.	Continued
(A Development Stage Company)
CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY (DEFICIENCY)
for the period from April 3, 1997 (Date of Incorporation) to December 31, 2004
(Stated in Canadian Dollars)

					Deficit
					Accumulated
				Special	During the
	Common Stock Issued		Share	Warrant	Development
	Shares	Amount	Subscriptions	Subscriptions	Stage	Total

Balance, December 31, 2003	14,036,167	$2,507,558	$11,160	$-	$(3,794,637)	$(1,275,919)

Issue of shares for cash:
- pursuant to private placements - at $0.10	632,076[12]	63,208	(11,160)	-	-	52,048
- at $0.15	1,000,000[13]	150,000	-	-	-	150,000
- at $0.15	181,661[14]	27,250	-	-	-	27,250
- at $0.15	682,671[15]	102,400	-	-	-	102,400
- at $0.15	100,000[16]	15,000	-	-	-	15,000
- at $0.15	126,666[17]	19,000	-	-	-	19,000
- pursuant to exercise of share purchase
warrants
- at $0.15	383,327	57,499	-	-	-	57,499

Issue costs	-	(25,407)	-	-	-	(25,407)
Issue of shares for commissions	82,675	3,786	-	-	-	3,786
Net loss for the year ended December 31, 2004	-	-	-	-	(287,587)	(287,587)

Balance, December 31, 2004	17,225,243	$2,920,294	$-	$-	$(4,082,224)	$(1,161,930)

12 With one warrant per share attached; exercisable at $0.15; 55,000 exercised; 125,000 repriced to $0.25 outstanding until November 20, 2005: 452,076 expired subsequently
13 With one warrant per share attached; exercisable at $0.22; outstanding until May 17, 2006
14 With one warrant per share attached; exercisable at $0.15; 158,327 exercised; 23,334 expired
15 With one warrant per share attached; exercisable at $0.25; 180,000 expired subsequent; 502,671 outstanding until November 20, 2005
16 With one warrant per share attached; exercisable at $0.50; expired subsequently
17 With one warrant per share attached; exercisable at $0.30; outstanding until November 15, 2005

SEE ACCOMPANYING NOTES

DITTYBASE TECHNOLOGIES INC.
(A Development Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004 and 2003
(Stated in Canadian Dollars)

Note 1	Nature and Continuance of Operations

The Company is a development stage company and is developing Internet web site operations to license music online and multimedia management systems for multimedia and broadcast corporations.

The consolidated financial statements have been prepared using Canadian generally accepted accounting principles applicable for a going concern which assumes that the Company will be able to realize its assets and discharge its liabilities in the ordinary course of business for the foreseeable future. As at December 31, 2004, the Company has not yet achieved profitable operations, has accumulated losses of $4,082,224 since its commencement and has a working capital deficiency of $1,203,056, which is not sufficient to meet its planned business objectives or fund expenditures and ongoing operations for the next fiscal year. Its ability to continue as a going concern is dependent upon the ability of the Company to generate profitable operations in the future and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. The outcome of these matters cannot be predicted with any certainty at this time and raise substantial doubt that the Company will be able to continue as a going concern. These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to continue as a going concern.

The Company was incorporated under the laws of the Province of Alberta and was registered as an extra-provincial company under the laws of the Province of British Columbia.

Note 2	Significant Accounting Policies

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada and are stated in Canadian dollars. These financial statements conform in all material respects with GAAP in the United States of America except as disclosed in Note 15 to the financial statements. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates, which have been made using careful judgement. Actual results may differ from these estimates.

The consolidated financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

Dittybase Technologies Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements December
31, 2004 and 2003
(Stated in Canadian Dollars) – Page 2

Note 2	Significant Accounting Policies – (cont’d)

a)	Principles of Consolidation

These consolidated financial statements include the accounts of Dittybase Technologies Inc. and its wholly owned subsidiaries Dittybase Inc. (“Dittybase”), and The Decibel Collective Inc., companies incorporated in the Province of Alberta; and Dittybase America Inc., a company incorporated in the State of Delaware. All significant inter-company transactions and balances have been eliminated.

b)	Equipment and Amortization

Equipment is recorded at cost. The Company provides for amortization using the following methods at the following annual rates:

Furniture and equipment 20% declining balance Leasehold improvements 5 years straight-line Computer equipment 30% declining balance Computer software 100% straight-line

Additions during the years are amortized at one-half the annual rate.

c)	Website Costs

Included in website costs is the cost of internal-use software, including software used to develop and operate the Company’s website. The Company expenses all costs related to the development of internal-use software other than those incurred during the application development stage. Costs incurred during the application development stage are capitalized.

Website costs are amortized at an annual rate of 100% straight-line; additions during the year are amortized at one-half the annual rate.

d)	Foreign Currency Translation

Monetary assets and liabilities in foreign currencies are translated into Canadian dollars at year-end exchange rates. Non-monetary items are translated at historical exchange rates. Income and expense items are translated at the exchange rates in effect on the date of the transaction. Resulting exchange gains or losses are included in income when incurred.

Dittybase Technologies Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements December
31, 2004 and 2003
(Stated in Canadian Dollars) – Page 3

Note 2	Significant Accounting Policies – (cont’d)

e)	Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized in the current year for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes only if its more likely than not that they can be realized. Future income tax assets and liabilities are measured using tax rates and laws expected to apply in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on future income tax assets and liabilities is recognized in operations in the year of the change.

f)	Leases

Leases are classified as either capital or operating. Those leases, which transfer substantially all the benefits and risks of ownership of the property to the Company, are accounted for as capital leases. Capital lease obligations reflect the present value of future lease payments, discounted at the appropriate interest rate.

All other leases are accounted for as operating leases wherein rental payments are charged to income as incurred.

g)	Financial Instruments

The carrying values of cash, accounts payable and accrued liabilities and loans payable approximate fair value because of the short maturity of those instruments. The carrying values of marketable securities and due to related parties also approximate fair value. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

h)	Revenue Recognition

Revenue from music licence sales is recognized upon transfer of title, which is completed when the customers download selected music tracks, and collectibility is reasonably assured.

Dittybase Technologies Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements December
31, 2004 and 2003
(Stated in Canadian Dollars) – Page 4

Note 2	Significant Accounting Policies – (cont’d)

i)	Basic and Diluted Loss Per Common Share

Basic loss per share (“LPS”) is calculated by dividing loss applicable to common shareholders by the weighted-average number of common shares outstanding for the year. Diluted LPS reflects the potential dilution that could occur if potentially dilutive securities are exercised or converted to common stock. Due to the losses, potentially dilutive securities were excluded from the calculation of diluted LPS, as they were anti-dilutive. Therefore, there was no difference in the calculation of basic and diluted LPS.

j)	Marketable Securities

Marketable securities are carried at the lower of cost or market value.

Note 3	GST Receivable

GST receivable is made up of value-added tax amounts incurred on Canadian expenditures that are refundable from the Government of Canada.

Note 4	Equipment – Notes 7 and 10

	2004
		Accumulated
	Cost	Amortization	Net

Computer equipment	$63,208	$47,023	$16,185
Computer software	1,232	1,203	29
Furniture and equipment	18,339	12,209	6,130
Leasehold improvements	2,560	240	2,320

	$85,339	$60,675	$24,664

	2003
		Accumulated
	Cost	Amortization	Net

Computer equipment	$54,875	$40,086	$14,789
Furniture and equipment	18,704	11,042	7,662
Leasehold improvements	2,847	2,847	-

	$76,426	$53,975	$22,451

Dittybase Technologies Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements December
31, 2004 and 2003
(Stated in Canadian Dollars) – Page 5

Note 5	Website Costs – Note 9

		Accumulated
	Cost	Amortization	Net

Balance December 31, 2002	1,273,161	(1,098,222)	174,939
Amortization	-	(156,189)	(156,189)

Balance, December 31, 2003	1,273,161	(1,254,411)	18,750
Additions	27,525	-	27,525
Amortization	-	(32,513)	(32,513)

Balance, December 31, 2004	1,300,686	(1,286,924)	13,762

Note 6	Loans Payable

	2004	2003

Unsecured, non-interest bearing loan from unrelated
party, with no specific terms for repayment	$8,500	$8,500

Unsecured, non-interest bearing loans from unrelated
companies, with no specific terms for repayment	214,944	216,116

Unsecured, non-interest bearing loan from former
employee, with no specific terms for repayment	-	3,769

Unsecured loan from unrelated party bearing interest
at 20% per annum, with no specific terms for repayment	36,880	30,479

	$260,324	$258,864

Note 7	Capital Leases Payable

The Company failed to make the required monthly lease payments pertaining to obligations under capital leases for computer equipment, software and related warranties and support services acquired in the year ended December 31, 2001. In April 2002, the lessor filed a claim against the Company in the amount of $839,321 for rental arrears and future rent. In June 2002, the computer equipment and software under the capital leases were repossessed by the lessor and the warranties and support services were terminated. The lessor obtained a judgement against the Company in the amount of $428,285 plus costs for the balance of the rental arrears and future rent. The amount of the judgement has been accrued by the Company and is included in accounts payable.

Dittybase Technologies Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements December
31, 2004 and 2003
(Stated in Canadian Dollars) – Page 6

Note 8	Share Capital – Note 14

a)	Share Subscriptions

At December 31, 2003, the Company received $12,000 in respect to 120,000 units at $0.10 per unit and paid out $840 in issue costs. Each unit consists of one common share and one share purchase warrant. Each share purchase warrant entitles the holders thereof the right to purchase one common share of the Company at a price of $0.25 until November 20, 2005. During the year ended December 31, 2004, the Company issued the common shares and share purchase warrants with respect to this subscription.

b)	Commitments

Share Purchase Warrants

At December 31, 2004, the Company had 2,486,413 share purchase warrants outstanding entitling the holders thereof the right to purchase one common share for each warrant held as follows:

No. of	Exercise	Expiry
Warrants	Price	Date

372,076	$0.25	February 20, 2005
260,000	$0.25	March 1, 2005
100,000	$0.50	May 1, 2005
126,666	$0.30	November 15, 2005
627,671	$0.25	November 20, 2005
1,000,000	$0.22	May 17, 2006

2,486,413

732,076 share purchase warrants exercisable at $0.25 -$0.50 expired subsequent to December 31, 2004.

Dittybase Technologies Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements December
31, 2004 and 2003
(Stated in Canadian Dollars) – Page 7

Note 9	Related Party Transactions

The Company incurred the following costs, expenses and expense recoveries with a Company with a common director and directors of the Company:

				April 3, 1997
				(Date of
				Incorporation)
				to
	Years ended December 31,			December 31,
	2004	2003	2002	2004

Management fees	$-	$-	$-	$158,325
Website costs – salaries	24,400	-	75,000	341,177
Wages and benefits	59,575	141,236	75,000	275,811
Other income	(300)	-	-	(300)
Recovery of rent	(2,000)	-	-	(2,000)

	$81,675	$141,236	$150,000	$773,013

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties and are on terms and conditions similar to non-related entities.

The amounts due to related parties are payable to directors of the Company and a company with a common director, and are unsecured, non-interest bearing and have no specific terms for repayment.

Dittybase Technologies Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements December
31, 2004 and 2003
(Stated in Canadian Dollars) – Page 8

Note 10	Non-cash Transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the cash flow statement. The following transactions have been excluded from the statements of cash flows:

During the year ended December 31, 2004, the Company:

	-	issued 120,000 common shares at $0.10 per share pursuant to subscriptions received in the prior year of $12,000 less issue costs of $840.

During the year ended December 31, 2003, the Company:

	-	issued 110,000 common shares at $0.15 per share pursuant to subscriptions received in the prior year of $16,500 less issue costs of $1,500;
	-	issued 132,214 common shares at $0.35 per share and 5,000 common shares at $0.15 per share pursuant to special warrant subscriptions received in the prior year of $47,025 less issue costs of $5,645.

During the year ended December 31, 2002, the Company:

	-	issued 595,010 common shares at $0.35 per share pursuant to special warrant subscriptions received in the prior year of $208,254 less issue costs of $25,407;
	-	returned computer equipment to settle accounts payable totalling $44,103;
	-	returned computer equipment to offset obligations under capital lease totalling $477,510.

Note 11	Corporate Income Tax Loss Carry-Forwards

At December 31, 2004, the Company has accumulated non-capital losses totalling $2,416,248, which is available to offset taxable income of future years. These losses expire as follows:

2006	$351,042
2007	505,253
2008	460,892
2009	537,665
2010	299,705
2014	244,381
2022	11,417
2023	3,732
2024	2,161

$2,416,248

Dittybase Technologies Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements December
31, 2004 and 2003
(Stated in Canadian Dollars) – Page 9

Note 11	Corporate Income Tax Loss Carry-Forwards – (cont’d)

The significant components of the Company’s future tax assets are as follows:

	2004	2003

Temporary differences – capital assets	$481,888	$542,636
Non-capital losses	816,128	836,077
	1,298,016	1,378,713
Valuation allowance	(1,298,016)	(1,378,713)

	$-	$-

Note 12	Commitments – Notes 7, 8 and 14

The Company has lease commitments for its premises, which require minimum payments totalling $84,386 payable as follows:

Year ended December 31, 2005	$18,083
2006	18,083
2007	18,083
2008	18,083
2009	12,054

$84,386

Note 13	Contingencies

i)
A notice of collection totalling $99,999 has been submitted to the Company for rental of computer equipment. Management is of the opinion that the notice is overstated by $11,436 as the computer equipment was disposed of and applied against the liability. The amount of $88,653 has been accrued by the Company, and is included in accounts payable. Management of the Company is attempting to negotiate a settlement of the remaining liability. The amount of the Company’s remaining liability, if any, is not determinable. Any settlement resulting from resolution of this contingency will be accounted for in the period of settlement.

ii)
A statement of account has been submitted to the Company for late charges on rental of equipment. Management is of the opinion that the demand for late charges is without merit as the equipment was disposed of and applied against the liability. The amount of the Company’s liability, if any, is not determinable. Any settlement resulting from resolution of this contingency will be accounted for in the period of settlement.

Dittybase Technologies Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements December
31, 2004 and 2003
(Stated in Canadian Dollars) – Page 10

Note 14	Subsequent Events – Note 8

Subsequent to December 31, 2004, the Company:

a)
issued 420,000 common shares at $0.25 per share for cash proceeds of $105,000 pursuant to a private placement. Each common share has a share purchace warrant attached entitling the holder thereof the right to purchase one common share of the Company at $0.35 per share until January 28, 2006 as to 110,000 shares and February 18, 2006 as to 310,000 shares;

b)
issued 67,000 common shares at $0.15 per share for cash proceeds of $10,500 pursuant to a private placement. Each common share has a share purchase warrant attached entitling the holder thereof the right to purchase one common share of the Company at $0.30 per share until November 15, 2005.

Note 15	Differences Between Generally Accepted Accounting Principles in Canada and the United States of America

The financial statements have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) which differ in certain respects with those principles and practices that the Company would have followed had its financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States of America (“US GAAP”).

The Company’s accounting principals generally accepted in Canada differ from accounting principles generally accepted in the United States of America as follows:

a)	Comprehensive Loss

US GAAP requires disclosure of comprehensive loss which, for the Company, is net income (loss) under US GAAP plus the change in cumulative translation adjustment under US GAAP.

The concept of comprehensive loss does not exist under Canadian GAAP.

Dittybase Technologies Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements December
31, 2004 and 2003
(Stated in Canadian Dollars) – Page 11

Note 15	Differences Between Generally Accepted Accounting Principles in Canada and the United States of America – (cont’d)

b)	New Accounting Standards

Management does not believe that any recently issued, but not yet effective, accounting standards if currently adopted could have a material effect on the accompanying financial statements.

c)	The impact of the above on the financial statements for the fiscal years ended December 31 is as follows:

	2004	2003	2002

Net loss for the year per Canadian
GAAP and comprehensive loss for the
year per US GAAP	$(287,587)	$(455,229)	$(1,019,875)
Foreign currency translation adjustment	(2,161)	(6,240)	2,026

Net loss for the year under US GAAP	$(289,748)	$(461,469)	$(1,017,849)

Basic income (loss) per share:
Canadian GAAP	$(0.02)	$(0.03)	$(0.09)

US GAAP	$(0.02)	$(0.03)	$(0.09)

Had the Company followed US GAAP, the consolidated statement of shareholder’s equity (deficiency) under US GAAP would have been reported as follows:

	2004	2003
Share capital
Common shares	$2,920,294	$2,507,558
Share subscriptions	-	11,160

	2,920,294	2,518,718
Accumulated deficit
Balance, beginning of year	(3,798,851)	(3,337,382)
Net loss for the year	(289,748)	(461,469)

	(4,088,599)	(3,798,851)

Accumulated other comprehensive income	6,375	4,214

Shareholders’ deficiency for US GAAP	$(1,161,930)	$(1,275,919)

Dittybase Technologies Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements December
31, 2004 and 2003
(Stated in Canadian Dollars) – Page 12

Note 16	Comparative Figures

Certain of the comparative figures for the years ended December 31, 2003 and 2002 have been reclassified to conform to the current year’s presentation.

DITTYBASE TECHNOLOGIES INC.

(A Development Stage Company)

INTERIM REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2005

(Unaudited – Prepared by management)

DITTYBASE TECHNOLOGIES INC.
(A Development Stage Company)
INTERIM CONSOLIDATED BALANCE SHEETS
March 31, 2005 and December 31, 2004
(Unaudited – Prepared by management)

	March 31, 2005	December 31, 2004

ASSETS

Current
Cash	$114,263	$167,617
GST receivable – Note 3	14,905	26,633
Marketable securities (Market value: $75; 2004: $75)	75	75
Prepaid expenses	705	3,114

	129,948	197,439

Security Deposit	2,700	2,700
Equipment – Notes 4, 7 and 10	26,082	24,664
Website costs – Notes 5 and 9	14,552	13,762

	$173,282	$238,565

LIABILITIES

Current
Accounts payable and accrued liabilities – Note 7	$690,439	$745,477
Due to related parties – Note 9	386,649	394,694
Loans payable – Note 6	261,168	260,324

	1,338,256	1,400,495

SHAREHOLDERS’ DEFICIENCY

Preferred shares, no par value
Unlimited preferred chares authorized, none outstanding
Common shares, no par value Notes 8 and 13
Unlimited share authorized
17,532,243 shares issued (2004: 17,225,243)	2,985,440	2,920,294
Share subscriptions – Notes 8 and 14	-	-
Deficit accumulated during the development stage	(4,150,413)	(4,082,224)

	(1,164,973)	(1,161,930)

	$173,282	$238,565
Nature and Continuance of Operations – Note 1
Commitments – Notes 7, 8 and 12
Contingencies – Note 13
Subsequent Events – Notes 8 and 14

SEE ACCOMPANYING NOTES

DITTYBASE TECHNOLOGIES INC.
(A Development Stage Company)
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
for the three months ended March 31, 2005 and 2004
(Unaudited – Prepared by management)

	for three months ended
	March 31, 2005	March 31, 2004
Expenses
Accounting and legal fees	$5,000	$5,000
Advertising and promotion	8,542	-
Amortization – equipment	1,809	2,478
– website	4,045	8,128
Financial consulting fees	-	-
Foreign exchange loss (gain)	84	835
Interest and bank charges	2,141	(452)
Interest on capital lease	-	-
Management fees – Note 9	-	-
Moving expenses	-	-
Consulting and Services	2,769	1,294
Office and miscellaneous	2,793	5,346
Rent – Note 9	6,049	18,560
Telephone and internet	2,702	2,117
Travel	-	-
Bad debt	380
Utilities	-	750
Wages and benefits	-	-
Wages and benefits to related
parties – Note 9	34,850	24,807

Loss before other items	(71,164)	(65,878)

Other items:
Other income – Note 9	10,764	3,694
Other expenses	(7,789)	(204)
Write-down of capital assets	-	-

Net loss for the period	(68,189)	(62,387)

Deficit, beginning of the period	(4,082,224)	(3,794,637)

Deficit, end of the period	$(4,150,413)	$(3,857,024)

Basic and diluted loss per share	$(0.00)	$(0.00)

Weighted average number of
shares outstanding	17,283,977	14,058,967

SEE ACCOMPANYING NOTES

DITTYBASE TECHNOLOGIES INC.
(A Development Stage Company)
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
for the three months ended March 31, 2005 and 2004
(Unaudited – Prepared by management)

	for the three months ended
	March 31, 2005	March 31, 2004
Operating Activities
Net loss for the period	$(68,189)	$(62,387)
Adjustments to reconcile net loss used in
operations:
Amortization – equipment	1,809	7,621
– website	4,045	-
Write-down of equipment	-	-
Loss on write-down of marketable securities	-	-
Write-off of accounts payable	-	-
Loss on termination of capital lease	-	-
Changes in non-cash working capital
balances related to operations:
GST receivable	11,728	3,183
Advances receivable	-	-
Prepaid expenses	2,408	(499)
Accounts payables and accrued liabilities	(55,038)	(52,745)
Increase (decrease) in due to related parties	(8,045)	14,690

	(111,282)	(90,137)

Investing Activities
Acquisition of marketable securities	-	-
Increase in deferred charges	-	-
Acquisition of equipment	(3,227)	(8,976)
Increase in website costs	(4,835)	-
Proceeds from disposal of capital assets	-	-

	(8,062)	(8,976)

Financing Activities
Increase in loans payable	844	1,800
Increase in due to related parties	0	34,000
Decrease in obligation under capital lease	-	-
Proceeds from issuance of common shares	65,147	2,754
Increase in share subscriptions	-	127,814
Increase in special warrant subscriptions	-	-

	65,991	166,368

.../Cont’d.

SEE ACCOMPANYING NOTES

DITTYBASE TECHNOLOGIES INC.	Continued
(A Development Stage Company)
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
for the three months ended March 31, 2005 and 2004
(Unaudited – Prepared by management)

	for the 3 months ended
	March 31, 2005	March 31, 2004

Increase (decrease) in cash during the period	(53,353)	67,254

Cash, beginning of the period	167,617	3,690

Cash, end of the period	$114,263	$70,944

Supplementary disclosure of cash flow information:
Cash paid for:
Interest	$-	$-

Income taxes	$-	$-

Non-cash Transactions – Note 10

SEE ACCOMPANYING NOTES

DITTYBASE TECHNOLOGIES INC.
(A Development Stage Company)
INTERIM CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY (DEFICIENCY)
for the period December 31, 2004 to March 31,2005
(Unaudited – Prepared by management)

					Deficit
					Accumulated
				Special	During the
	Common Stock Issued		Share	Warrant	Development
	Shares	Amount	Subscriptions	Subscriptions	Stage	Total

Balance, December 31, 2004	17,225,243	$2,920,294	$-	$-	$(4,082,224)	$(1,161,930)

Issue of shares for cash:
- pursuant to private placements - at $0.15	67,000[12]	10,050	-	-	-	10,050
- $0.25	100,000[13]	25,000	-	-	-	25,000
- $0.25	140,000[14]	35,000	-	-	-	35,000

Issue costs	-	(4,904)	-	-	-	(4,904)
Issue of shares for commissions			-	-	-
Net loss for three months ended March 31, 2005	-	-	-	-	(68,189)	(68,189)

Balance, March 31, 2005	17,532,243	$2,985,440	$-	$-	$(4,150,413)	$(1,164,973)

12 With one warrant per share attached; exercisable at $0.30; outstanding until November 15, 2005
13 With one warrant per share attached; exercisable at $0.35; outstanding until January 28, 2006
14 With one warrant per share attached; exercisable at $0.35; outstanding until February 18, 2006

SEE ACCOMPANYING NOTES

DITTYBASE TECHNOLOGIES INC.
(A Development Stage Company)
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2005
(Unaudited – Prepared by management)

Note 1	Nature and Continuance of Operations

The Company is a development stage company and is developing Internet web site operations to license music online and multimedia management systems for multimedia and broadcast corporations.

The interim consolidated financial statements have been prepared using Canadian generally accepted accounting principles applicable for a going concern which assumes that the Company will be able to realize its assets and discharge its liabilities in the ordinary course of business for the foreseeable future. As at March 31, 2005, the Company has not yet achieved profitable operations and has a working capital deficiency of $1,208,308, which is not sufficient to meet its planned business objectives or fund expenditures and ongoing operations for the next fiscal year. The Company has accumulated losses of $4,150,413 since its commencement. Its ability to continue as a going concern is dependent upon the ability of the Company to generate profitable operations in the future and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. The outcome of these matters cannot be predicted with any certainty at this time and raise substantial doubt that the Company will be able to continue as a going concern. These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to continue as a going concern.

The Company was incorporated under the laws of the Province of Alberta and was registered as an extra-provincial company under the laws of the Province of British Columbia.

Note 2	Significant Accounting Policies

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in Canada (“GAAP”) and are stated in Canadian dollars. These financial statements conform in all material respects with GAAP in the United States of America except as disclosed in Note 15 to the financial statements. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates, which have been made using careful judgement. Actual results may differ from these estimates.

The consolidated financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

Dittybase Technologies Inc.
(A Development Stage Company)
Notes to the Interim Consolidated Financial Statements
March 31, 2005
(Unaudited – Prepared by management)– Page 2

Note 2	Significant Accounting Policies – (cont’d)

a)	Principles of Consolidation

These consolidated financial statements include the accounts of Dittybase Technologies Inc. and its wholly owned subsidiaries Dittybase Inc. (“Dittybase”), and The Decibel Collective Inc., companies incorporated in the Province of Alberta; and Dittybase America Inc., a company incorporated in the State of Delaware. All significant inter-company transactions and balances have been eliminated.

b)	Equipment and Amortization

Equipment is recorded at cost. The Company provides for amortization using the following methods at the following annual rates:

Furniture and equipment 20% declining balance Leasehold improvements 5 years straight-line Computer equipment 30% declining balance Computer software 100% straight-line

Additions during the years are amortized at one-half the annual rate.

c)	Website Costs

Included in website costs is the cost of internal-use software, including software used to develop and operate the Company’s website. The Company expenses all costs related to the development of internal-use software other than those incurred during the application development stage. Costs incurred during the application development stage are capitalized.

Website costs are amortized at an annual rate of 100% straight-line; additions during the year are amortized at one-half the annual rate.

d)	Foreign Currency Translation

Monetary assets and liabilities in foreign currencies are translated into Canadian dollars at year-end exchange rates. Non-monetary items are translated at historical exchange rates. Income and expense items are translated at the exchange rates in effect on the date of the transaction. Resulting exchange gains or losses are included in income when incurred.

Dittybase Technologies Inc.
(A Development Stage Company)
Notes to the Interim Consolidated Financial Statements
March 31, 2005
(Unaudited – Prepared by management)– Page 3

Note 2	Significant Accounting Policies – (cont’d)

e)	Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized in the current year for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes only if its more likely than not that they can be realized. Future income tax assets and liabilities are measured using tax rates and laws expected to apply in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on future income tax assets and liabilities is recognized in operations in the year of the change.

f)	Leases

Leases are classified as either capital or operating. Those leases, which transfer substantially all the benefits and risks of ownership of the property to the Company, are accounted for as capital leases. Capital lease obligations reflect the present value of future lease payments, discounted at the appropriate interest rate.

All other leases are accounted for as operating leases wherein rental payments are charged to income as incurred.

g)	Financial Instruments

The carrying values of cash, accounts payable and accrued liabilities and loans payable approximate fair value because of the short maturity of those instruments. The carrying values of marketable securities and obligations under capital leases also approximate fair value. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

h)	Revenue Recognition

Revenue from music licence sales is recognized upon transfer of title, which is completed when the customers download selected music tracks, and collectibility is reasonably assured.

Dittybase Technologies Inc.
(A Development Stage Company)
Notes to the Interim Consolidated Financial Statements
March 31, 2005
(Unaudited – Prepared by management)– Page 4

Note 2	Significant Accounting Policies – (cont’d)

i)	Basic and Diluted Loss Per Common Share

Basic loss per share (“LPS”) is calculated by dividing loss applicable to common shareholders by the weighted-average number of common shares outstanding for the year. Diluted LPS reflects the potential dilution that could occur if potentially dilutive securities are exercised or converted to common stock. Due to the losses, potentially dilutive securities were excluded from the calculation of diluted LPS, as they were anti-dilutive. Therefore, there was no difference in the calculation of basic and diluted LPS.

j)	Marketable Securities

Marketable securities are carried at the lower of cost or market value.

Note 3	GST Receivable

GST receivable is made up of value-added tax amounts incurred on Canadian expenditures that are refundable from the Government of Canada.

Note 4	Equipment – Notes 7 and 10

	March 31, 2005
		Accumulated
	Cost	Amortization	Net

Leasehold improvements	$2,560	$(356)	$2,204
Computer equipment	65,247	(48,313)	16,934
Furniture and equipment	18,339	(12,515)	5,824
Computer software	2,420	(1,300)	1,120

	$88,566	$(62,484)	$26,082

	March 31, 2004
		Accumulated
	Cost	Amortization	Net

Leasehold improvements	$2,847	$(2,847)	$-
Computer equipment	62,886	(41,820)	21,066
Furniture and equipment	18,339	(11,059)	7,280
Computer Software	57,182	(56,539)	643

	$141,254	$(112,265)	$28,989

Dittybase Technologies Inc.
(A Development Stage Company)
Notes to the Interim Consolidated Financial Statements
March 31, 2005
(Unaudited – Prepared by management)– Page 5

Note 5	Website Costs – Note 9

		Accumulated
	Cost	Amortization	Net

March 31, 2004	1,273,161	(1,259,594)	13,567

March 31, 2005	1,300,686	(1,286,924)	13,762

Note 6	Loans Payable

	March 31,	March 31,
	2005	2004

Non-interest bearing loan from unrelated party, with
no specific terms for repayment	$7,500	$8,500
Non-interest bearing loans from unrelated
companies, with no specific terms for repayment	214,944	216,116
Non-interest bearing loan from former employee,
with no specific terms for repayment	-	3,769
Loan from unrelated party bearing interest at 20%
per annum, with no specific terms for repayment	38,724	32,279

	$261,168	$260,664

Note 7	Obligations under Capital Leases

The Company failed to make the required monthly lease payments pertaining to obligations under capital leases for computer equipment, software and related warranties and support services acquired in the year ended December 31, 2001. In April 2002, the lessor filed a claim against the Company in the amount of $839,321 for rental arrears and future rent. In June 2002, the computer equipment and software under the capital leases were repossessed by the lessor and the warranties and support services were terminated. The lessor obtained a judgement against the Company in the amount of $428,285 plus costs for the balance of the rental arrears and future rent. The amount of the judgement has been accrued by the Company, and is included in accounts payable.

Note 8	Share Capital – Note 14

a)	Share Subscriptions

At December 31, 2003, the Company received $12,000 in respect to 120,000 units at $0.10 per unit and paid out $840 in issue costs. Each unit consists of one common share and one share purchase warrant. Each share purchase warrant entitles the holders thereof the right to purchase one common share of the Company at a price of $0.25 until November 20, 2004. During the year ended December 31, 2004, the Company issued the common shares and share purchase warrants with respect to this subscription.

Dittybase Technologies Inc.
(A Development Stage Company)
Notes to the Interim Consolidated Financial Statements
March 31, 2005
(Unaudited – Prepared by management)– Page 6

Note 8	Share Capital – Note 14 – (cont’d)

b)	Commitments

Share Purchase Warrants

At March 31, 2004, the Company had 2,161,337 share purchase warrants outstanding entitling the holders thereof the right to purchase one common share for each warrant held as follows:

No. of	Exercise	Expiry
Warrants	Price	Date

193,666	$0.30	November 15, 2005
100,000	$0.50	May 1, 2005
627,671	$0.25	November 20, 2005
100,000	$0.35	January 28, 2006
140,000	$0.35	February 18, 2006
1,000,000	$0.22	May 17, 2006

2,161,337

100,000 share purchase warrants exercisable at $0.50 expired subsequent to March 31, 2005

Note 9	Related Party Transactions

The Company incurred the following costs and expenses with directors of the Company:

			April 3, 1997
			(Date of
			Incorporation)
			to
	3 months ended March 31,		March 31,
	2005	2004	2005

Management fees	$-	$-	$158,325
Website costs – salaries	4,835	-	346,012
Wages and benefits	44,868	21,744	377,698

	$49,703	$21,744	$882,035

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties and are on terms and conditions similar to non-related entities.

Dittybase Technologies Inc.
(A Development Stage Company)
Notes to the Interim Consolidated Financial Statements
March 31, 2005
(Unaudited – Prepared by management)– Page 7

Note 9	Related Party Transactions – (cont’d)

During the year ended August 31, 1999, the Company issued 3,300,000 common shares to directors of the Company pursuant to the reverse acquisition of Dittybase.

The amounts due to related parties are payable to directors of the Company and a company with a common director, and are unsecured, non-interest bearing and have no specific terms for repayment.

Note 10	Non-cash Transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the cash flow statement as follows:

During the year ended December 31, 2004, the Company:

	–	issued 120,000 common shares at $0.10 per share pursuant to subscriptions received in the prior year of $12,000 less issue costs of $840;

During the year ended December 31, 2003, the Company:

	–	issued 110,000 common shares at $0.15 per share pursuant to subscriptions received in the prior year of $16,500 less issue costs of $1,500;
	–	issued 132,214 common shares at $0.35 per share and 5,000 common shares at $0.15 per share pursuant to special warrant subscriptions received in the prior year of $47,025 less issue costs of $5,645.

Note 11	Corporate Income Tax Loss Carry-Forwards

At December 31, 2004, the Company has accumulated non-capital losses totalling $2,391,248, which is available to offset taxable income of future years. These losses expire as follows:

2006	$351,042
2007	505,253
2008	460,892
2009	537,665
2010	299,705
2011	219,381
2022	11,417
2023	3,732
2024	2,161

$2,391,248

Dittybase Technologies Inc.
(A Development Stage Company)
Notes to the Interim Consolidated Financial Statements
March 31, 2005
(Unaudited – Prepared by management)– Page 8

Note 11	Corporate Income Tax Loss Carry-Forwards – (cont’d)

The significant components of the Company’s future tax assets are as follows:

	2004	2003

Temporary differences – capital assets	$481,888	$542,636
Non-capital losses	807,661	836,077

Valuation allowance	(1,289,549)	(1,378,713)

	$-	$-

Note 12	Commitments – Notes 7, 8 and 14

The Company has lease commitments for its premises and office equipment, which require minimum payments totalling $84,386 payable as follows:

Year ended December 31, 2005	$18,083
18,083
18,083
18,083
12,054

$84,386

Note 13	Contingencies

An invoice has been submitted to the Company for legal services. Management of the Company is attempting to negotiate a settlement of the invoice. The amount of the Company’s liability, if any, is not determinable. Any settlement resulting from resolution of this contingency will be accounted for in the period of settlement.

A notice of collection totalling $99,999 has been submitted to the Company for rental of computer equipment. Management is of the opinion that the notice is overstated by $11,436 as the computer equipment was disposed of and applied against the liability. The amount of $88,653 has been accrued by the Company, and is included in accounts payable. Management of the Company is attempting to negotiate a settlement of the remaining liability. The amount of the Company’s remaining liability, if any, is not determinable. Any settlement resulting from resolution of this contingency will be accounted for in the period of settlement.

Dittybase Technologies Inc.
(A Development Stage Company)
Notes to the Interim Consolidated Financial Statements
March 31, 2005
(Unaudited – Prepared by management)– Page 9

Note 13	Contingencies – (cont’d)

A statement of account has been submitted to the Company for late charges on rental of equipment. Management is of the opinion that the demand for late charges is without merit as the equipment was disposed of and applied against the liability. The amount of the Company’s liability, if any, is not determinable. Any settlement resulting from resolution of this contingency will be accounted for in the period of settlement.

Note 14	Subsequent Events – Note 8

Subsequent to March 31, 2005, the Company:

a)
issued 180,000 common shares at $0.25 per share for cash proceeds of $45,000 less issue costs of $3,150 pursuant to a private placement and issued 180,000 common share purchase warrants. Each common share purchase warrant entitles the holder thereof the right to purchase one common share of the Company at $0.35 per share until February 18, 2006;

Note 15	Differences Between Generally Accepted Accounting Principles in Canada and the United States of America

The financial statements have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) which differ in certain respects with those principles and practices that the Company would have followed had its financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States of America (“US GAAP”).

The Company’s accounting principals generally accepted in Canada differ from accounting principles generally accepted in the United States of America as follows:

a)	Comprehensive Loss

US GAAP requires disclosure of comprehensive loss which, for the Company, is net income (loss) under US GAAP plus the change in cumulative translation adjustment under US GAAP.

The concept of comprehensive loss does not exist under Canadian GAAP.

b)	New Accounting Standards

Management does not believe that any recently issued, but not yet effective, accounting standards if currently adopted could have a material effect on the accompanying financial statements.

Dittybase Technologies Inc.
(A Development Stage Company)
Notes to the Interim Consolidated Financial Statements
March 31, 2005
(Unaudited – Prepared by management)– Page 10

Note 14	Differences Between Generally Accepted Accounting Principles in Canada and the United States of America – (cont’d)

c)	The impact of the above on the financial statements for the three months ended March 31 is as follows:

	2005	2004

Net loss for the year per Canadian
GAAP and comprehensive loss for the
year per US GAAP	$(68,189)	$(62,387)
Foreign currency translation adjustment	84	484

Net loss for the year under US GAAP	$(68,105)	$(61,903)

Basic income (loss) per share:
Canadian GAAP	$(0.00)	$(0.00)

US GAAP	$(0.00)	$(0.00)

Had the Company followed US GAAP, the consolidated statement of shareholder’s equity (deficiency) under US GAAP would have been reported as follows:

	2005	2004

Share capital
Common shares	$2,985,440	$2,510,312
Share subscriptions	-	152,117
Special warrant subscriptions	-	-

	2,985,440	2,662,429

Accumulated deficit
Balance, beginning of period	(4,088,599)	(3,798,851)
Net loss for the period	(68,105)	(61,903)

	(4,156,704)	(3,860,754)

Accumulated other comprehensive income	6,291	4,814

Shareholders’ deficiency for US GAAP	$(1,164,973)	$(1,193,511)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DITTYBASE TECHNOLOGIES INC.

Dated:	June 20, 2005	By: /s/ Tim Daniels